UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
☑ Check box if Amendment is material and investors must reconfirm within five business days.
This material amendment is filed to (i) extend the Offering Deadline; (ii) update the Exhibit A- Financial Statements with audited financials for the year ended December 31, 2021; and (iii) update the Capitalization, Debt and Ownership section.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Unbanked, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

January 1, 2018

Physical Address of Issuer:

3010 Haven Reserve, Alpharetta, GA 30004, United States

Website of Issuer:

https://www.unbanked.com/

Is there a Co-Issuer? ___ ***Yes*** _X_ ***No***

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$5,000,000

Deadline to reach the Target Offering Amount:

September 3, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

9 full-time employees.

	Most recent fiscal year-end (2021)*	Prior fiscal year-end (2020)*
Total Assets	$6,807,535	$1,440,151
Cash & Cash Equivalents	$928,804	$893,707
Accounts Receivable	$79,000	$0
Short-term Debt	$5,035,464	$250,826
Long-term Debt	$2,418,078	$2,112,103
Revenues/Sales	$19,850,760	$9,385,513
Cost of Goods Sold**	$14,700,506	$7,144,963
Taxes Paid	$0	$0
Net Income/(Net Loss)	$114,063	$(1,273,122)

*These financials were issued to, and relate to periods where, Ternio, LLC was the Company. Ternio, LLC was converted to a corporation and renamed "Unbanked, Inc." as of January 1, 2022.
**Cost of Revenues

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

April 25, 2022

Unbanked, Inc.



Up to $5,000,000 of Crowd SAFE (Simple Agreement for Future Equity)

Unbanked, Inc. ("**Unbanked,**" the "**Company**," "**we**," "**us**," or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C/A (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by September 3, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow by an escrow agent or qualified third party (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$150	$9.00	$141.00
Maximum Individual Purchase Amount (3)(4)	$500,000	$30,000	$470,000
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$5,000,000	$300,000	$4,700,000

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

(2) In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3) The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4) Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.unbanked.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.com/Unbanked

The date of this Form C/A is April 25, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than the Intermediary has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Unbanked, Inc., is an enterprise blockchain company and while most well-known for BlockCard, a global fintech platform, Unbanked provides real world interoperability between blockchain / cryptocurrency and traditional fintech / banking technology. The Company was incorporated in Delaware as a limited liability company, named Ternio, LLC, on January 1, 2018. Effective January 1, 2022, the Company converted to a Delaware corporation and changed its name to Unbanked, Inc.

The Company is located at 3010 Haven Reserve, Alpharetta, GA 30004, United States.

The Company's website is https://www.unbanked.com/.

The Company is headquartered and qualified to conduct business in Georgia. The Company also sells its products and services through the Internet and throughout the United States and internationally.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/Unbanked (the "Deal Page") and the version published as of the date of this Form C/A is attached as Exhibit B. The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C/A as well as make general announcements. You should view Exhibit B as well as the Deal Page at the time you consider making an investment commitment.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	5,000,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	5,000,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$150 +
Maximum Individual Purchase Amount	$500,000 +
Offering Deadline	September 3, 2022
Use of Proceeds	See the description of the use of proceeds on page 15 hereof.
Voting Rights	See the description of the voting rights on page 32.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably on a consistent basis. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Company's activities may require it to obtain government licenses.

The Company's BlockCard business may constitute broker dealer activity which would require it to obtain licenses from the government which may be difficult to obtain. The Company's activities could open it to being classified as a Money Service Business. Money services businesses are governed by local regulators and must adhere with record-keeping and due diligence requirements. Such requirements could be very costly to the Company. Failure to obtain licenses or comply with local regulators could open the Company to liability and disrupt business operations.

Cryptocurrency Risks.

Cryptocurrency is a digital representation of value, which can serve as a method of exchange. Cryptocurrencies may be traded for USD or other currencies, but most cryptocurrencies are not supported or backed by any government or bank. Cryptocurrency values are driven solely by supply and demand, and the cryptocurrency markets have been historically highly volatile. There is substantial economic, technical, and societal risk in the cryptocurrency industry. You should conduct extensive research into the cryptocurrency industry before investing. The specific features, functions, operations, characteristics, and use of each cryptocurrency may vary and is likely complex and technical. The Company is subject to the risks of various cryptocurrencies and various cryptocurrency markets. You should understand the cryptocurrency market before investing.

Token Risks.

The tokens may be subject to security weakness, hackers, or theft and may malfunction or function in an unexpected manner. In addition to the risks listed above, there may be risks regarding the Tokens that are not foreseen or fully appreciated by the management.

New regulations may materially adversely affect the development and adoption of the tokens.

Regulations of cryptocurrencies, blockchain technologies, and cryptocurrencies are currently underdeveloped and likely to rapidly evolve. Legislative and executive bodies may adopt laws and regulations that could impact the development and growth of Company.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, the inherent business risks associated with our Company and present and future market conditions. Our future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 265,217,402 shares, consisting of three classes, of which 200,000,040 shares are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including licenses, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers, its board of directors, and key employees.

We are dependent on our executive officers, board of directors and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our executive officers, board of directors and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected. We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters".

Prior to filing this Form C/A, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the Offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C/A thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) ("Nominee") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of a Crowd SAFE or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Crowd SAFE, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Crowd SAFE. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Crowd SAFE and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Crowd SAFE to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders or the party holding the CF Shadow Securities on behalf of the Investors are required to enter into a proxy agreement with its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and such shares would be required to be subject to a proxy that allows a designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The foregoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Unbanked is a global fintech solution built on blockchain. Predicated on the belief that financial access and control is a fundamental human right, Unbanked connects traditional enterprise, and banking systems with blockchain infrastructure, expanding the utility of cryptocurrency for investing and everyday purchases. The Company provides a debit card, BlockCard, for cryptocurrency holders to use where major credit cards are accepted. The Company issues bank accounts, debit cards and financial toolkit APIs - middleware enabling cryptocurrencies to be spent at 40 million merchants world-wide. Unbanked supports multiple coins and is the only company enabling users to hold crypto until the point of sale. Deposit accounts are made easy with a modern and intuitive interface that handles everything from tracking spend, purchasing or selling cryptocurrencies, or transferring funds. Unbanked enables companies to build and scale financial products by bringing a suite of product APIs that will integrate seamlessly within your company's current or future technology needs.

Business Plan

The Company plans to significantly expand its business by increasing sales and marketing to grow our customer base, hiring additional talent to support its business operations and investing in technology and product development. The Company aims to achieve profitability by the end of 2022. The capital we raise here will empower us to expand our product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Debit Cards (BlockCards)	Allows customers to spend the value of their digital currency	Business-to-Business (B2B) and Direct-to-Consumer (D2C), supporting customers in all 50 states and launching in 20 EU countries and LATAM
Bank Accounts	FDIC Insured bank accounts	Business-to-Business (b2b) and Direct-to-Consumer (d2c), supporting customers all around the world

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors like Coinbase, Revolut, Binance, Robinhood and other Challenger Banks, like Bitpay. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality and performance are also important differentiating factors.

Customer Base

Our customer base is a combination of D2C and B2B. We have over 100,000 direct customers using our products, and over 10 white-label partners licensing our platform for their own customers.

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

We currently own one patent, two trademarks, and have one trademark pending*.

Application or Registration #	Title	Description	File Date	Grant Date	Country
16/575,126	Non-provisional utility	"SYSTEM AND METHODS FOR OPERATING A BLOCKCHAIN NETWORK"	September 18, 2019	Pending	USA
5711077	"BlockCard"	Standard Character Mark	January 15, 2018	March 26, 2019	USA
5546053	"Ternio"	Standard Character Mark	March 25, 2018	August 21, 2018	USA
90367060	"Unbanked"	Standard Character Mark	December 8, 2020	Pending	USA

*All intellectual property listed in the table is registered under Ternio, LLC. On January 1, 2022, the Company converted to a corporation and was renamed from Ternio, LLC to Unbanked, Inc. The Company is in the process of changing the records of the United States Patent and Trademark Office to reflect this name and entity type change.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the https://www.unbanked.com/ domain name.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$300,000
General Working Capital (1)	20%	$5,000	20%	$1,000,000
Marketing (2)	34%	$8,500	34%	$1,700,000
Product Development (3)	20%	$5,000	20%	$1,000,000
New Hires (4)	20%	$5,000	20%	$1,000,000
Total	**100%**	**$25,000**	**100%**	**$5,000,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

(1) We will use the proceeds for general working capital purposes, such as general and administrative expenses associated with running the Company.

(2) Our sales and marketing efforts are handled by a small team. We will use the proceeds to hire additional sales members and targeted marketing efforts to acquire more customers by developing relationships with our partners, as well as launching marketing and advertising campaigns.

(3) We will continue to invest heavily in technology and product development. The Company intends to use these proceeds to build out and improve our existing technology offerings. Additionally, we plan to research, develop, and test new technologies to compete in the market.

(4) These proceeds will be used to build out the Company's infrastructure and increase its staff as needed. We will increase our staff to help bring many of the new products and features to market faster - in order to out-innovate any potential competitors.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Daniel Gouldman	Co-CEO, Co-Founder and Director	Co-CEO and Co-Founder of Unbanked, Inc. (formerly, Ternio LLC), 2022 – Present; CEO, 2017-2021 Responsible for sales, operations, and general CEO responsibilities	No College Degree
Ian Kane	Co-CEO, Co-Founder and Director	Co-CEO and Co-Founder of Unbanked, Inc. (formerly Ternio LLC), 2022 – Present; COO, 2017-2021 Responsible for overseeing operations	Kean University, B.A., Graphic Communications/Business Management, 2007
Corey Ballou	CTO	CTO of Unbanked, Inc. (formerly Ternio, LLC), 2019 – Present Responsible for managing the growing needs of Unbanked's technical team and software. Head of Development of Unbanked Inc., 2018 – 2019 Responsible for overseeing the development of Unbanked's two core products: Blockcard and Lexicon.	Clarkson University, B.S., Computer Science, 2007
Keith Johnson	General Manager	General Manager of Unbanked, Inc. (formerly Ternio, LLC), 2020 – Present; Vice President of Product, 2018 - 2020 Responsible for leading product strategy and management.	Northwestern University, Kellogg School of Management, New Product Introduction and Management, 1997; University of Pennsylvania, M.S., School of Engineering and Applied Science, 1991; Syracuse University, B.S.E.E., Electrical Engineering, 1987

Anne Blanchard	Head of Human Resources	Head of Human Resources of Unbanked, Inc. (formerly Ternio, LLC), 2018 – Present Responsible for human resource matters, including overseeing recruiting, hiring and employee retention	College of Mount Saint Vincent, B.A., Communications, 2005
John DeRussy	Director of Finance and Accounting	Director of Finance and Accounting of Unbanked, Inc. (formerly Ternio, LLC), 2021 – Present Oversee and manage day to day financial operations of the Company, inclusive of financial reporting, treasury management, system process improvements and regulatory reporting Founder of DeRussy & Associates, 2020 – 2021 Provided accounting consulting work to clients Chief Financial Officer at Stego, Inc., 2018 – 2019; Controller 2009 – 2018 Managed complex accounting services for the company, while performing oversight for all financial, IT, and human resource aspects of the company, while also contributing to aggressive strategic growth plans	Principia College, B.A., Business Administration with Accounting, 1992
Mark Morales	Director	Director, Unbanked, Inc. (formerly Ternio, LLC), 2019 - Present Vice President- SBA Loan Specialist, City National Bank, 2017 - Present Responsible for supporting colleagues by providing information about SBA programs and services and assisting in supplier diversity efforts Vice President and Co-Owner, Charles Jacobsen, Inc., 2013 – Present Responsible for obtaining financing for various initiatives related to this Asian antique importer	California State University, B.S., International Finance, 1991

Biographical Information

Daniel Gouldman: Daniel is the Co-CEO and Co-Founder of the Company. He has co-founded multiple successful multimillion-dollar digital companies over the past several years in the online media space. Based out of Atlanta, he has assisted the digital efforts of the ACLU, political and non-political organizations. Prior to that, Daniel was a Vice President for a 40 billion company where he was responsible for over $55 million in annual revenues. In the past 20 years, Daniel has hired over 500 employees as he managed operations for mostly large multi-national corporations like Blockbuster Video, Axcess Financial and Public Storage.

Ian Kane: Ian is the Co-CEO and Co-Founder of the Company. He has worked in technology and digital media for over 10 years with a heavy focus on business development, sales, and strategy. Ian's career started as the first employee in a media startup which grew into a $50mm a year business during his tenure. He has had the opportunity to work in both early stage and mature organizations, be a part of acquisitions on the buy and sell side, and drive go-to-market strategy for various data and media products. As an advisor and investor in other ad tech companies, Ian always looks to create value and continually broaden his knowledge of the everchanging landscape. Ian's background enables him to bring unique insight and experience to the next set of challenges.

Corey Ballou: Corey is the CTO of the Company and oversees the development of the Company's two core products: BlockCard and Lexicon. He is a seasoned developer that has been custom building websites and applications for over two decades. Corey has five years of fast paced development experience at two leading design and development agencies in Charlotte followed by an additional six years working on building and launching startups for some amazing companies. Most notable is his work as lead developer for .COInternet. Briefly following a successful Super Bowl ad launch with partner GoDaddy, .COInternet was sold to Neustar for $109M in 2014. Corey has owned and operated his own web development consultancy since 2012. Since then, Corey has had the pleasure of working with several successful startups to build out their custom web applications. Corey's interest in the blockchain and crypto space came in 2014 upon hearing that his favorite online payment processor, Stripe, had backed a crypto newcomer: Stellar. It was at this point that Corey fully grasped the potential impact Stellar could have on both improved settlement time and lower processing fees of online transactions. He started building custom applications in the crypto/blockchain space in 2017 and won a Stellar Build Challenge prize for his open-source work on Lumenous.org (https://github.com/lumenousorg/lumenous) in early 2018.

Keith Johnson: Keith is the Product Leader for the Company in charge of product strategy and management. He is a disciplined and results driven business partner and engineer with demonstrated achievement in product management, strategy, and business development. Keith has led both hardware, software, and managed services product teams with annual revenue in excess of $100M dollars. Keith has proven credibility to create bottom-line oriented product roadmaps and business plans.

Anne Blanchard: Anne is the Head of Human Resources for the Company. For over 14 years, Anne has worked in Publishing and Digital Media. She has worked for both mature companies and startups with a heavy focus on operational growth. Anne also advises startups in the tech and media space. Whether publishing digital media or dabbling in cryptocurrency, Anne always seeks to connect with those interested in building something new.

John DeRussy: John is the Director of Finance and Accounting for the Company. He is a cross-cultural, entrepreneurial, finance leader with optimized skills in strategic financial business planning. John is an expert in building core financial practices within multi-level organizations for transformative growth opportunities. He is a self-motivated problem solver with analytical thinking skills to make critical decisions. John also has the ability to forge collaborative relationships with partners, team members, and staff.

Mark Morales: Mark is a Director of the Company. He has over 20 years of business banking experience and specializes in SBA financing and loan programs for diverse owned businesses. Mark has been assisting the City National CRA department in their efforts to create a Supplier Diversity program in tandem with RBC and their US operations. Mark is the State of California, Department of Insurance 2018 Insurance Diversity Trailblazer and also was the SBA, Los Angeles District Office, 2016 Financial Services Champion of the Year.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 9 employees. The Company also utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

On January 1, 2022, the Company converted from a limited liability to a corporation and renamed itself from Ternio, LLC to Unbanked, Inc. Upon the conversion of the Company to a corporation, each unit or option of the Company was exchanged for one share of the corporation in the same class of security.

The Company's authorized capital stock consists of a total of 265,217,402 shares consisting of three classes of shares: Class A Common Stock, Class B Common Stock and Preferred Stock. The total number of shares of Class A Common Stock authorized for issuance is 40 voting shares, $0.0001 par value (the "**Class A Common Stock**"). The total number of non-voting shares of Class B Common Stock authorized for issuance is 260,400,162 shares, $0.0001 par value (the "**Class B Common Stock**")(the Class A Common Stock and Class B Common Stack shall be collectively referred to as the "**Common Stock**"). The total number of shares of Preferred Stock authorized for issuance is 4,817,200, $0.0001 par value (the "**Preferred Stock**"). Additionally, the Company has established the 2019 Equity Incentive Plan for which up to 20% of the aggregate total of Common Stock and Preferred Stock outstanding on a fully diluted basis as of the date of grant is authorized for issuance thereunder.

At the closing of this Offering, assuming only the Target Offering Amount is sold, 40 shares of Class A Common Stock, 186,182,800 shares of Class B Common Stock, and 4,817,200 shares of Preferred Stock will be issued and outstanding. Additionally, the Company has 11,000,000 options to purchase Common Stock issued and outstanding under the 2019 Equity Incentive Plan.

Outstanding Capital Stock

As of the date of this Form C/A, the Company's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	40
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	Yes
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class A Common Stock at a later date. The issuance of such additional shares of Class A Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	<0.01%

Type	Class B Common Stock
Amount Outstanding	186,182,800
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	Yes
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class B Common Stock at a later date. The issuance of such additional shares of Class B Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	85.90%

Type	Preferred Stock
Amount Outstanding	4,817,200
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	Yes
Other Rights	(a) Right to appoint one director to the Board
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Preferred Stock at a later date. The issuance of such additional shares of Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.22%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C/A, the Company has the following additional securities outstanding:

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	11,000,000
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	5.07%

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$1,070,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $15,000,000 and a Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.65%

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$25,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $15,000,000 and a Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.16%

Outstanding Debt

As of the date of this Form C/A, the Company has the following debt outstanding:

Type	SBA EIDL Loan
Amount Outstanding	$150,000
Interest Rate and Amortization Schedule	3.75% per annum. Installment payments, including principal and interest of $731 monthly will begin twelve (12) months from the date of issuance of the promissory note. The balance of principal and interest will be payable thirty (30) years from the date of the promissory note.
Description of Collateral	All assets.
Other Material Terms	N/A
Maturity Date	July 23, 2050

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Daniel Gouldman	20 shares of Class A Common Stock; and 93,091,400 shares of Class B Common Stock	48.74%
Ian Kane	20 shares of Class A Common Stock; and 93,091,400 shares of Class B Common Stock	48.74%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and in the financial statements attached hereto as Exhibit A, in addition to the following information.

Operations

Unbanked, Inc. (the "**Company**") was incorporated in Delaware as a limited liability company, named Ternio, LLC, on January 1, 2018. Effective January 1, 2022, the Company converted to a Delaware corporation and changed its name to Unbanked, Inc. The Company is headquartered in Milton, Georgia.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of March 31, 2022, the Company had an aggregate of $1,223,285 in cash and cash equivalents, leaving the Company with approximately 12 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

This material amendment is filed to (i) extend the Offering Deadline; (ii) update the Exhibit A- Financial Statements with audited financials for the year ended December 31, 2021; and (iii) update the Capitalization, Debt and Ownership section.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Series 1 Preferred Units*	$318,126	240,860**	General Operations	January 15, 2019	Reg. D Rule 506(c)
SAFE (Simple Agreement for Future Equity)*	$25,000	1	General Operations	May 21, 2019	Section 4(a)(2)
Crowd SAFE (Simple Agreement for Future Equity)*	$1,070,000	3,719	General Operations	June 14, 2020	Reg. CF
Option to Purchase Shares	$0	550,000**	N/A	November 7, 2019; November 14, 2019; August 27, 2020; October 7, 2020; October 10, 2020	Rule 701

*Issued by Ternio, LLC prior to the conversion of the Company to a corporation.
**On July 5, 2021, the Company effected a unit split of 1 unit for 20 units. The amount in the table above reflects pre-split issued units. Upon the conversion of the Company to a corporation on January 1, 2022, each unit or option of the Company was exchanged for one share of the corporation in the same class of security.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C/A (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by September 3, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In addition to the Offering, the Company intends to concurrently undertake to raise up to an additional $500,000 by offering to sell up to $500,000 in securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering (the "Concurrent Offering"). No investors in this Offering, or potential investors who learned of the Company as a result of this Offering, will be permitted to invest in the Concurrent Offering.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $150 and the maximum amount that an Investor may invest in the Offering is $500,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed as of the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

THE ESCROW AGENT SERVICING THE OFFERING HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C/A and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The nominee of the Securities shall be Republic Investment Services LLC (the "Nominee"). The Nominee will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $5,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $115,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 80%.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $115,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; (z) convertible promissory notes; and (aa) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights. In addition, to facilitate the Offering to Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Company.

The Company is a party to a certain Stockholder Agreement, dated as of January 4, 2022, under which the Company and the Initial Stockholders, and each person who after the date thereof acquires shares of the Company and becomes a party to the agreement by executing a Joinder Agreement, agreed to, among other things (i) voting provisions regarding the Company's board of directors; (ii) voting arrangements requiring Supermajority Approval of Stockholders; and (iii) general restrictions on transfer.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the Offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form C/A to be signed on its behalf by the duly authorized undersigned.

/s/Daniel Gouldman	
(Signature)	
Daniel Gouldman	
(Name)	
Co-Chief Executive Officer	
(Title)	

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Daniel Gouldman	
(Signature)	
Daniel Gouldman	
(Name)	
Director	
(Title)	
April 25, 2022	
(Date)	

/s/Ian Kane	
(Signature)	
Ian Kane	
(Name)	
Director	
(Title)	
April 25, 2022	
(Date)	

/s/Mark Morales

(Signature)

Mark Morales

(Name)

Director

(Title)

April 25, 2022

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Unbanked Inc.
and subsidiaries

(a Delaware Corporation; formerly known as
Ternio LLC, a Delaware Limited Liability Company)

Audited Consolidated Financial Statements

Period of January 1, 2021
through December 31, 2021

Audited by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Unbanked Inc. and
Subsidiaries

Table of Contents



Independent Auditor's Report

April 15, 2022
To: Board of Directors of Unbanked Inc.
Attn: Ian Kane, CEO
Re: 2021 Consolidated Financial Statement Audit – Unbanked Inc. and subsidiaries

Report on the Audit of the Consolidated Financial Statements

Opinion
We have audited the consolidated financial statements of Unbanked Inc. and subsidiaries, which comprise the consolidated balance sheets as of December 31, 2021, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Unbanked Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Unbanked Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Unbanked Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Unbanked Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Unbanked Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
April 15, 2022

UNBANKED, INC
CONSOLIDATED BALANCE SHEET
As of December 31, 2021
(Audited)

ASSETS		2021
Current Assets		
Cash and cash equivalents	$	928,804
Accounts receivable		79,000
Other current assets		72,572
Digital assets		757,448
TERN cryptocurrency		218,062
Custody accounts		4,555,031
Total Current Assets		**6,610,918**
Property and Equipment		
Computer equipment		71,781
Blockcard platform		142,000
Web domain		87,312
Accumulated depreciation & amortization		(104,475)
Total Other Assets		**196,617**
Total Assets	$	**6,807,535**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts payable	$	-
Member payable		53,038
Credit cards		17,105
Accrued expenses		70,003
Accrued performance awards - TERN		188,287
Custody accounts		4,555,031
Deferred Revenue		152,000
Total Current Liabilities		**5,035,464**
Long-Term Liabilities		
EIDL loan		154,153
PPP loan		4,280
SAFE agreements		2,178,000
Dividends Payable		81,645
Total Long-Term Liabilities		**2,418,078**
Total Liabilities		**7,453,542**
Members' equity (deficit)		
Series A Preferred 8% Membership Units 4,817,200		
issued and outstanding as of December 31, 2021.		318,126
Additional Paid in Capital - Member Unit Options		412,348
Retained Earnings		(1,376,482)
Total Members' Equity		**(646,008)**
Total Liabilities and Members' Equity	$	**6,807,535**

The accompanying footnotes are an integral part of the financial statements.

UNBANKED, INC
CONSOLIDATED INCOME STATEMENT
Year Ended December 31, 2021
(Audited)

	2021
Revenues	19,850,760
Less: Cost of Tern Repurchases	14,700,506
Net Profit	**5,150,254**
Operating Expenses	
General and administrative	68,956
Payroll and Contractors	3,171,783
Legal & Professional Services	919,687
Sales and marketing	537,766
Total Operating Expenses	**4,698,192**
Other Income/(Expense)	
Other income/expense	-
Depreciation and amortization	(26,587)
Impairment - Digital Assets	(82,696)
SAFE Valuation True Up Expense	(228,716)
Total Operating Expenses	**(337,999)**
Net Income (Loss)	**114,063**

The accompanying footnotes are an integral part of the financial statements.

UNBANKED, INC
CONSOLIDATED STATEMENT OF MEMBERS' EQUITY
Year Ended December 31, 2021
(Audited)

	Preferred Membership Units ($)	Common Membership Units ($)	Additional Paid in Capital - Membership Unit Options	Retained Earnings/(Accumulated Deficit)	Total Members' Equity
Balance as of December 31, 2020	**318,126**	**-**	**167,995**	**(1,463,329)**	**(977,208)**
APIC - Membership Unit Options	-	-	244,353	-	244,353
Issuance of Cumulative Preferred Dividend	-	-	-	(27,215)	(27,215)
Net Income	-	-	-	114,063	114,063
Balance as of December 31, 2021	**318,126**	**-**	**412,348**	**(1,376,482)**	**(646,008)**

The accompanying footnotes are an integral part of the financial statements.

UNBANKED, INC
CONSOLIDATED STATEMENTS OF CASH FLOWS
Year Ended December 31, 2021
(Audited)

	2021
Cash Flows from Operating Activities	
Net Income (Loss)	**$ 114,063**
Adjustments to reconcile net income (loss) to net cash provided by operations:	
Depreciation & Amortization	26,587
Fair market value adjustment of SAFE agreements	220,177
Mark to market adjustment on cryptocurrency awards	38,089
Membership-unit option award compensation expense	244,353
Impairment of digital assets	(82,696)
Accrued Interest	5,662
Changes in operating assets and liabilities:	
Accounts receivable	(79,000)
Other current assets	41,594
Digital assets	(523,711)
TERN cryptocurrency	(34,240)
Cash and securities segregated under federal and other regulations	(4,555,031)
Custody Accounts Payable to Users	4,555,031
Credit cards	11,910
Accrued expenses	27,609
Deferred Revenue	152,000
Net cash provided by (used in) operating activities	**162,396**
Cash Flows from Investing Activities	
Acquisition of Fixed assets	(125,790)
Net cash used in investing activities	**(125,790)**
Cash Flows from Financing Activities	
Repayment of EIDL Loan	(1,509)
Interest on EIDL Loan	
Net cash used in financing activities	**(1,509)**
Net change in cash and cash equivalents	**35,097**
Cash and cash equivalents at beginning of period	893,707
Cash and cash equivalents at end of period	**$ 928,804**
Supplemental Cash Flow Disclosure	
Cash paid on interest	$ 2,877

The accompanying footnotes are an integral part of the financial statements.

UNBANKED, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

Unbanked, Inc. was registered in Delaware on January 1, 2018, formally known as Ternio LLC as a limited liability company which later incorporated into a Delaware C Corporation as of January 1, 2022 and changing its name to Unbanked, Inc. (see Note 10). The Company provides a debit card for cryptocurrency holders to use where major credit cards are accepted. The company issues bank accounts, debit cards and financial toolkit APIs - middleware enabling cryptocurrencies to be spent at 40 million merchants world-wide. Unbanked, Inc. supports multiple coins including Paxful, Nexo and Litcoin and is the only company enabling users to hold crypto until the point of sale. Other cards take a user's cryptocurrency, convert to fiat, and place the USD value on a card which is the equivalent of buying a gift card. Deposit accounts made easy with a modern and intuitive interface that handles everything from tracking spend, purchasing or selling cryptocurrencies, or transferring funds. Unbanked enables companies to build and scale financial products by bringing a suite of product APIs that will integrate seamlessly within your company's current or future technology needs. The Company's headquarters are in Alpharetta, Georgia. The company began operations in 2018.

The Company has two wholly owned subsidiaries:
- Ternio Ltd, a United Kingdom corporation formed on September 26, 2019
- Ternio Ireland Limited, an Ireland corporation formed on July 12, 2021

The financials herein comprise the consolidated results of Unbanked Inc. and its two subsidiaries (collectively which may be referred to as the "Company", "we," "us," "our," or "Unbanked").

Since Inception, the Company has relied on contributions from owners, the issuance of SAFE notes, and securing loans to fund its operations. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10), and funds from revenue producing activities, when such can be realized. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term. The most significant accounting estimates inherent in the preparation of the Company's financial statements include estimates associated with asset valuations including the Company's cryptocurrency holdings, impairment analysis of intangibles, valuation of the Company, valuation of its SAFEs, membership unit-based compensation and awards of intangible assets.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

The Company participates in the cryptocurrency industry. As such, it may be exposed to changing regulations in the industry that could impact the financial performance of the Company because of the inherent risk of the industry and its participants. Changes in government regulation could adversely impact our business. The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The Federal Communications Commissions (FCC) and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors.

The Company is subject to a highly evolving regulatory landscape and any adverse changes to, or failure to comply with, any laws and regulations could adversely affect the brand, reputation, business, operating results, and financial condition. Our business is subject to extensive laws, rules, regulations, policies, orders, determinations, directives, treaties, and legal and regulatory interpretations and guidance in the markets in which we operate, including those governing financial services and banking, broker-dealers and ATS, crypto asset custody, exchange, and transfer, cross-border and domestic money and crypto asset transmission, privacy, data governance, data protection, cybersecurity, fraud detection, payment services (including payment processing and settlement services), consumer protection, tax, and anti-money laundering. Many of these legal and regulatory regimes were adopted prior to the advent of the internet, mobile technologies, crypto assets, and related technologies. As a result, they do not contemplate or address unique issues associated with the cryptocurrency industry, are subject to significant uncertainty, and vary widely across U.S. federal, state, and local and international jurisdictions. Moreover, the complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of the cryptocurrency industry requires us to exercise our judgement as to whether certain laws, rules, and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. To the extent we have not complied with such laws, rules, and regulations, we could be subject to significant fines, revocation of licenses, limitations on our products and services, reputational harm, and other regulatory consequences, each of which may be significant and could adversely affect our business, operating results, and financial condition. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

As discussed in Note 9, COVID-19 has been determined to be a global pandemic and as a result there may be a slowdown in the economy in the United States and globally which could adversely affect the results of the Company.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cryptocurrency holdings and cash equivalents may subject the Company to a concentration of risk. The largest portion of Company holdings of cryptocurrency are in its TERN holdings and various other crypto currencies, acquired from selling users TERN in exchange for other crypto currencies. The Company holding of TERN is 30,428,520 tokens with an adjusted-for-impairment basis of $218,062 at December 31, 2021. The Company's cash equivalent consists primarily of deposit account or money market funds. Certain bank deposits may at times be in excess of the Federal Deposit Insurance Commission (FDIC) insurance limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021, the Company had $928,804 of cash on hand.

Cash and securities segregated under federal and other regulations

The Company holds via omnibus cash and crypto wallet accounts its customers' funds. The Company lists these balances separately as it does not hold title or rights to these customer funds. The balance of cash or crypto currencies held on behalf of customers is also listed as a liability account payable to users for an equal amount. As of December 31, 2021, the Company held $4,555,031 in omnibus accounts on behalf of its users (see Cryptocurrencies below).

In 2021, the Company began recording its balance of customer custody balances and corresponding payable balance to users. Because of this new adoption in 2021, the previously audited financial statements did not carry any custody account asset balance nor payable liability balance to users. Accordingly, the fluctuation within the change of balance in each account from 2020 to 2021 appears to be the full balance of cash and crypto held in custody at the end of 2021. The Company recognizes that this fluctuation is not entirely factual but does not have a reliable estimate to restate the 2020 ending custody and payable to users balance due to lack of recording and design surrounding these balances as of December 31, 2020. For future years, the Company's cash flow change in custody and payable to users balance year over year will accurately reflect the change in customer account balances. The Company does not believe that this fluctuation has a material impact on users of the financial statements' understanding of its underlying positions.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2021, the Company had $79,000 in accounts receivable due from white-label sales.

Cryptocurrencies

Cryptocurrencies, (including the Company's Unbanked, Inc, formally Ternio "TERN", bitcoin, and other 3rd party cryptocurrencies) are included in current assets in the accompanying balance sheet. Cryptocurrencies purchased are recorded at cost and sale of the Company's cryptocurrencies are accounted for in connection with the Company's revenue recognition policy disclosed below. As of December 31, 2021, the Company holds in custody cryptocurrency securities owned by client. As of December 31, 2021, $4,555,031 of client funds are held in custody.

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Purchases of cryptocurrencies by the Company are included within operating activities in the accompanying statement of cash flows. The sales of cryptocurrencies are included within operating activities in the accompanying statement of cash flows and any realized gains or losses from such sales are included in operating expenses in the statement of operations. The Company accounts for its gains or losses in accordance with specific identification. However, in the absence of the ability to specifically identify the cryptocurrency being sold, the Company will use the first in first out (FIFO) method of accounting in those cases.

As of December 31, 2021, the Company has $975,510 in cryptocurrency. Of this, $218,062 for its own TERN currency in 2021.

1-Jan-21	1-Jan-21	1-Jan-21
Crypto Balance	FIFO Value	Fair Market Value

Beginning Balance:	in Crypto	in USD	in USD
TERN	26,978,281	183,822	172,364
BTC	1	26,164	30,320
XLM	285	-	37
USDT	80,373	80,373	80,373
BMX	70	2	2
ETH	14	9,685	10,818
BAT	1	-	-
USDC	1,002	33,149	1,002
DAI	1,400	1,400	1,400
LTC	-	7	20
XRP	1,189	262	261
WETH	-	-	-
UNBNK	-	-	-
USDP	-	-	-
TUSD	-	-	-

(Sales)/Purchases of Crypto:	Jan 1 - Dec 31, 2021 Crypto Balance in Crypto	Jan 1 - Dec 31, 2021 FIFO Value in USD	Jan 1 - Dec 31, 2021 Fair Market Value in USD
TERN	7,026,710		
BTC	1		
XLM	94,296		
USDT	(80,373)		
BMX	(70)		
ETH	29		
BAT	(0)		
USDC	9,710		
DAI	(1,400)		
LTC	21		
XRP	(1,189)		
WETH	94		
UNBNK	314		
USDP	60,452		
TUSD	18,930		

Impairment of Crypto:	31-Dec-21 Crypto Balance in Crypto	31-Dec-21 FIFO Value in USD	31-Dec-21 Fair Market Value in USD
TERN		-	
BTC		(23,151)	
XLM		(2,407)	
USDT		-	
BMX		-	
ETH		(3,536)	
BAT		-	
USDC		-	

DAI		-	
LTC		(46)	
XRP		-	
WETH		(52,882)	
UNBNK		(673)	
USDP		-	
TUSD		-	

Ending Balance:	31-Dec-21 Crypto Balance in Crypto	31-Dec-21 FIFO Value in USD	31-Dec-21 Fair Market Value in USD
TERN	34,004,991	245,065	256,921
BTC	2	109,260	109,260
XLM	94,581	24,757	24,757
USDT	-	-	-
BMX	-	-	-
ETH	43	154,295	156,998
BAT	1	1	1
USDC	10,712	10,712	10,712
DAI	-	-	-
LTC	21	3,077	3,077
XRP	-	-	-
WETH	94	347,118	347,118
UNBNK	314	1,815	1,815
USDP	60,452	60,482	60,482
TUSD	18,930	18,928	18,928

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Impairment of Long-Lived Assets

As per ASC 350-30-50, management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Based on its reviews, management determined that digital assets were impaired by a total of $82,696 based upon an assessment as of December 31, 2021.

Other Assets

As of December 31, 2021, the Company's other assets were comprised of Unbanked physical Blockcards in inventory for future customers and prepaid expenses.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company is a limited liability company and is treated as a partnership for tax purposes. Effective January 2022, the Company will file taxes as Corporation. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in these financial statements. Income from the Company is reported and taxed to the members on their individual tax returns. We intend for each Series to elect and qualify to be taxed as a separate real estate investment trust, or REIT, for U.S. federal income tax purposes, commencing with the taxable year ending after the completion of the initial offering of interests of such Series.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's consolidated financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Leases

Effective January 1, 2019, the Company accounts for its leases under ASC 842, Leases (ASC 842). Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases and are recorded on the balance sheet as both a right of use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company's incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right of use asset result in straight-line rent expense over the lease term.

In calculating the right of use asset and lease liability, the Company elects to combine lease and non-lease components as permitted under ASC 842. The Company excludes short-term leases having initial terms of 12 months or less from the new guidance as an accounting policy election and recognizes rent expense on a straight-line basis over the lease term.

As of December 31, 2021, the Company had no leases.

Revenue Recognition

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective January 1, 2018. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when performance obligations are satisfied through the transfer of services to the Company's customers in an amount that reflects the consideration expected to be received in exchange for transferring services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

- Variable consideration
- Constraining estimates of variable consideration
- The existence of a significant financing component in the contract
- Noncash consideration
- Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or overtime as appropriate.

The Company's revenue includes sales of its cryptocurrency TERN, transaction fees generated from customers using its BlockCard debit card and from the licensing (white label) of its BlockCard platform to outside parties. The sale of TERN is not contingent on a repurchase. Many customers purchase TERN to withdraw to their own wallets. Ternio does however make it easy for customers to spend their TERN on the Blockcard; customers are able to deposit TERN directly onto the card and spend TERN when it's converted into USD at point of sale.

The transaction consideration the Company receives, if any, is non-cash cryptocurrency in many cases, which the Company measures at fair value on the date received. For the year ended December 31, 2021, the Company had recognized revenue of $19,396,274 respectively for the delivery of TERN cryptocurrency which is considered complete at the point of exchange at the timestamped point of transaction when the deposit of the purchased asset is received. The price of TERN is sold at either $.008 or the market price as determined by the Stellar Decentralized Exchange whichever is greater.

For the white label partnerships, the transaction consideration is made up of two parts, the tri-phasic implementation stage for a non- refundable fixed fee and revenue share of transactions after the white label partnership is implemented. The performance obligation under the company's white label program is considered complete once the following 3 phases of implementation are completed prior to initializing transactions and recognizing revenue in the same manner as for the sales of TERN:

- Phase 1 - Microsite setup (if needed)
- Phase 2 - Compliance document compilation
- Phase 3 - Bank submission approval/denial

There is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for cryptocurrencies recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the FASB, the Company may be required to change its policies, which could have an effect on the Company's financial position and results from operations.

For the year ended December 31, 2021, the Company had recognized revenue of $435,803 from white label partnerships, with unearned revenue balances totaling $152,000.

Cost of Revenue

The Company's cost of revenue consists primarily of the cost per token of its cryptocurrency TERN which is accounted for on first in first out (FIFO) cost basis for the wallets used to purchase TERN, independent of TERN Treasury holdings but is reviewed for impairment periodically as discussed in the section Cryptocurrency above and as per ASU guidance 2015-11 topic 330. As the company is in the business of selling TERN cryptocurrency, the repurchases of TERN are treated as a Cost of Sales as they replenish the company's inventory of TERN. The cost per token is obtained from third parties such as the exchange used at the time of the transaction. Also included would be any other direct costs to obtain the revenue but excluding depreciation and amortization, which are separately stated in the Company's statement of operations.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $537,766, for the year ended December 31, 2021.

SAFE Valuation True Up Expense (previously labeled part of Interest Expense)

The Company's non-cash true up expense for the year December 31, 2021 was $220,177 to account for the change in fair value of the SAFE agreements.

Contingent Liabilities

The Company recognizes contingent liabilities when it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Disclosure in the notes to the financial statements is required for loss contingencies that do not meet both these conditions if there is a reasonable possibility that a loss may have been incurred. The Company expenses as incurred the costs of defending legal claims against the Company.

Software Development Costs - Internal Use

Preliminary project stage costs are expensed as they are incurred. If a decision is made to move forward with application development, this portion of the project is to be capitalized. Training costs are expensed as incurred as well as data conversion costs.

Capitalization of costs begin when the preliminary project stage is completed and management with relevant authority implicitly or explicitly authorize and commit to funding a project and it is probable that the project will be completed and the software will be used to perform the function intended. When it is no longer probable the software will be completed and placed in service no further costs shall be capitalized and impairment is applied to existing balances. Capitalization ceases no later than the point at which the project is substantially complete and ready for its intended use after all substantial testing is completed.

Once the development has been substantially completed, post-implementation operation stage costs including maintenance costs are expensed as incurred.

Upgrades and enhancements are defined as modifications to existing internal-use software that result in additional functionality-that is, modifications to enable the software to perform tasks that it was previously incapable of performing. Upgrades and enhancements normally require new software specifications and may require a change to all or part of the existing software specifications. In order for costs of specified upgrades and enhancements to internal use computer software to be capitalized it must be probable that those expenditures will result in additional functionality.

These upgrades and enhancements follow the same process of evaluation for capital and expense as typical software development costs. As we cannot separate on a reasonably cost-effective basis between maintenance and relatively minor upgrades and enhancements, those costs are expensed as incurred.
New software development activities trigger consideration of remaining useful lives of software that is to be replaced. When replacing software, unamortized costs are expensed when the new software is ready for its intended use.

Web domain registration and software development costs for the BlockCard platform eligible to be capitalized were $229,312 for the year ending December 31, 2021, respectively. Amortization cost was $11,695 for 2021.

Patents and Trademarks

Cost to acquire a patent and trademark are recorded only if the amount spent is above capitalization thresholds. Once they do, costs other than R&D are capitalized and amortized over the lifespan protected by the patent or trademark or its useful life, if shorter. The company does have a patent System and Methods for Operating a Blockchain Network. It also has two trademarks: BlockCardTM and LexiconTM. No costs have been capitalized as the expenditures have not reached the capitalization threshold at the balance sheet dates.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) in order to increase transparency and comparability among organizations by, among other provisions, recognizing lease assets and lease liabilities on the balance sheet for those leases classified as operating leases under previous U.S. GAAP. For public companies, ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 (including interim periods within those periods) using a modified retrospective approach and early adoption is permitted. In transition, entities may also elect a package of practical expedients that must be applied in its entirety to all leases commencing before the adoption date, unless the lease is modified, and permits entities to not reassess (a) the existence of a lease, (b) lease classification or (c) determination of initial direct costs, as of the adoption date, effectively allowing entities to carryforward accounting conclusions under previous U.S. GAAP. In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements, which provides entities an optional transition method to apply the guidance under Topic 842 as of the adoption date, rather than as of the earliest period presented. The Company adopted Topic 842 on January 1, 2019, using the optional transition method to apply the new guidance as of January 1, 2019, rather than as of the earliest period presented, and elected the package of practical expedients described above. Based on the analysis, on January 1, 2019, the Company recorded right of use assets and lease liabilities of approximately $0.

In June 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. The amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, but no earlier than an entity's adoption date of Topic 606. The Company adopted this new standard on January 1, 2019 and the adoption did not have a material impact on its financial statements and related disclosures.

In August 2018, the FASB issued ASU No. 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement" ("ASU 2018-13"), which makes a number of changes meant to add, modify or remove certain disclosure requirements associated with the movement amongst or hierarchy associated with Level 1, Level 2 and Level 3 fair value measurements. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company adopted ASU 2018-13 on January 1, 2020 and its adoption did not have any impact on the Company's financial statements and related disclosures.

In December 2019, the FASB issued ASU No. 2019-12, "Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12) which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact of this standard on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

Member Unit Based Compensation

The Company accounts for unit-based payment awards exchanged for services at the estimated grant date fair value of the award. Membership unit options issued under the Company's long-term incentive plan is granted with an exercise price equal to no less than the market price of the Company's membership unit at the date of grant and expire within 30 days after termination of agreement with applicable suppliers. These options generally vest over a three - year period.

The Company estimates the fair value of membership unit option grants using the Black-Scholes option pricing model and the assumptions used in calculating the fair value of membership unit-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment.

Expected Term - The expected term of options represents the period that the Company's membership unit-based awards are expected to be outstanding based on the simplified method, which is the half-life from vesting to the end of its contractual term.

Expected Volatility - The Company computes membership unit price volatility over expected terms based on industry/competitor volatility levels in absence of trading price ranges being readily available for the Company. Risk-Free Interest Rate - The Company bases the risk-free interest rate on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term.

Expected Dividend - The Company has never declared or paid any cash dividends on its common units and does not plan to pay cash dividends in the foreseeable future, and, therefore, uses an expected dividend yield of zero in its valuation models.

The Company elected to account for forfeited awards as they occur, as permitted by Accounting Standards Update ("ASU") 2016- 09. Ultimately, the actual expenses recognized over the vesting period will be for those units that vested.

NOTE 3 – FIXED ASSETS

Fixed assets at December 31, 2021 consists of the following:

	2021
Blockcard Platform	142,000
Computer Equipment	71,781
Web Domain	87,312
Accumulated Depreciation/Amortization	(104,475)
Total	$ 196,617

Depreciation expenses totaled $14,892 for the year ended December 31, 2021, respectively (see Note 2 – Fixed Assets).

NOTE 4 – OTHER OBLIGATIONS

Economic Injury Disaster Loan (EIDL)

In July 2020, the Company received an Economic Injury Disaster Loan ("EIDL") for $150,000 subject to a 30-year repayment schedule beginning 12 months after loan inception and at an interest rate of 3.75%. The monthly payments are $731 per month over the repayment term and can be paid back early without penalty. The collateral in which this security interest is granted includes the following property that Company now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible In Process and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes, (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software, and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest Company grants includes all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto.

Simple Agreements for Future Equity (SAFE)

2019 SAFES

On May 21, 2019, the Company issued SAFE agreements for future equity for fair market value of $25,000. The agreement is not equity but provides for conversion to preferred membership units in the event of an equity financing or liquidity event and also carries a 20% discount to share price for the future equity based on a $15million post-money valuation cap. In a dissolution event the holder will receive similar preference as common unitholders.

1. Events

(a) Equity Financing.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("First Equity Financing"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of units of the CF Shadow Series of the Capital Stock (whether Preferred Securities or another class issued by the Company), as applicable, sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the

Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "First Equity Financing Price").

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "Subsequent Equity Financing"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Securities or another class issued by the Company) shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) Liquidity Event.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of units of the most recent issued Capital Stock (whether Preferred Securities or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(c) Dissolution Event. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Securities, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Securities upon a Dissolution Event and (iii) and all holders of Common Securities. (d) Termination. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of units in the CF Shadow Series or Common Securities to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2020 SAFES

In 2020, the Company held a successful crowdfunded offering ("Crowdfunded Offering") of $1,070,000 of Simple Agreements for Future Equity ("SAFEs"). The Crowdfunded Offering is being made through OpenDeal Portal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee of the amount raised and 2% of the securities issued in this offering.

The SAFEs are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events. The securities do not entitle the Investors to any dividends. Currently, there is no specific guideline from the FASB for the accounting treatment of the SAFE agreements. SAFE agreements can be thought of as naked warrants for the future purchase of equity in the company. The FASB directs for warrants to be recorded as equity. Since the SAFE agreements would not be refunded in the case the company does not issue equity in the future and because the Company is confident it will be issuing equity in the near term, the Company has elected to treat the aggregate amount raised under the SAFE Agreements as equity with the actual quantity of shares allocated to be determined at a later date using the guidance outlined below.

Upon each future equity financing of greater than $1,000,000 (an "Equity Financing"), the SAFEs are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the SAFEs in any/future financing.

If the Company elects to convert the SAFEs upon the first Equity Financing following the issuance of the securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the SAFEs (the "Purchase Amount") by:

(a) the quotient of $15,000,000 divided by the aggregate number of issued and outstanding shares of capital membership unit, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible. preferred membership unit and all outstanding vested or unvested options or warrants to purchase capital membership unit, but excluding (i) the issuance of all shares of capital membership unit reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80%. The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities. The preferential or discounted rate is included as standard part of the SAFE agreements for downside protection for the investor in case of a subsequent round at a discounted valuation. If the Company elects to convert the SAFEs upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing: (a) the Purchase Amount by (b) the First Financing Price.

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common membership unit of the Company equal to the Purchase Amount divided by the quotient of (a) $15,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital membership unit (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common membership unit reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other SAFEs (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. "Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred membership unit equal to the Purchase Amount divided by the First Financing Price. Shares of preferred membership unit granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred membership unit issued in connection with the Company's most recent Equity Financing.

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred membership unit then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other SAFEs (on an as converted basis based on a valuation of common membership unit as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common membership unit. A "Dissolution Event" means (i) a voluntary termination. of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Per SEC guidance, the SAFE instruments are recorded as a long-term liability of the Company rather than equity. The Company has elected to apply the level 3 fair value option to account for the SAFE instruments and on December 31, 2021 estimated the fair value of these to be $1,957,823. For as long as the SAFE instruments remain outstanding, the Company will continue to record changes in fair value as an increase or decrease to interest expense.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The accounting guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

• Level 1 — Unadjusted quoted prices for identical assets or liabilities in active markets;

• Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability; and

• Level 3 — Unobservable inputs for the asset or liability, which include management's own assumption about the assumptions market participants would use in pricing the asset or liability, including assumptions about risk.

The following reconciles the SAFEs' principal balance to the amounts presented on the balance sheet at December 31:

	Years Ended December 31, 2021
Principal Balance Outstanding	$2,018,000
Estimated Fair Value adjustment at December 31, 2021	$220,177
Estimated Fair Value at December 31, 2021	2,213,117
Less: unamortized issuance costs	(60,177)
Balance at December 31, 2021	$2,178,000

As of the date of management evaluation, the 2021 Company valuation had not yet been finalized. To adjust the SAFEs for current valuation, management reviewed the prior year's externally prepared valuation report to understand its forecasted 2021 financials compared to actuals. Management also performed an analysis of the market cap for BTC which at the end of 2021 increased approximately 63% year over year. The prior year valuation provided a range for the SAFEs of $1.858-2.178 M. In 2020, the adjustment recorded brought the value of the SAFEs to the lower end of the range valuing it at $1.947M. Based in the information analyzed it was deemed the best estimate for 2021 would be to adjust the value of SAFEs to the high end of the 2020 range as such increasing the SAFE balance by approximately $220,000 and also increasing the expense on SAFE valuation. Management plans to revise the valuation true up expense when the 2021 valuation report is available.

NOTE 5 – ACCRUED PERFORMANCE AWARDS

The Company has entered into agreements for several contractors to pay them performance awards most which vest over a one-to-three-year period. The awards are denominated in TERN. The company recognizes expenses over the vesting period and the liability is adjusted to fair market value at the date of the balance sheet for awards not issued. The mark to market adjustment was $38,089 in expense for 2021.

NOTE 6 – MEMBERS' EQUITY

Unit Split During the Reporting Period

On February 20, 2021, the Company's board of directors declared a twenty-for-one unit split, effected in the form of a unit dividend, on all units of the Company's unit classes. Each member of record on February 1, 2021 received additional units of their respective units held until 20x of their original balances for each unit of respective unit class was then held. The units were issued June 24, 2021.

Non-Voting Class B Common Units

As of December 31, 2021, the Company had 186,182,800 units of non-voting class B common units issued to its two founders.

Voting Class A Common Units

As of December 31, 2021, the Company had 40 units of voting class A common units issued to its two founders.

Redeemable Preferred Membership Units

As of December 31, 2021, the Company has issued and outstanding 4,817,200 shares of 8% Series A $0.46 par value preferred membership unit for $318,126. The membership units have full voting rights and antidilutive rights upon new issuances up to $15 million valuation and no anti-dilutive rights above that level. There is a cumulative preferred dividend which as of December 31, 2021 is $81,645. The accrued dividend payable is listed under long term liabilities.

In the event of any liquidation, dissolution or winding up of the Company, the proceeds shall be paid as follows: Owners of the Preferred Units will be entitled to return of their capital contribution (i.e., the purchase price) plus accrued dividends in respect of the Units before owners of the Company's Preferred units will be entitled to return on their capital contributions in respect of the Preferred units. Upon a liquidation event and after the owners of Preferred units have received a return of their capital contributions, all owners of the Company's membership interests (i.e., preferred and Common units) will share in the remaining proceeds of the Company pro rata based on the number of units owned. A merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding units of the surviving or acquiring corporation) and a sale, lease, transfer, exclusive licensor other disposition of all or substantially all of the assets of the Company will be treated as a liquidation event (a "Deemed Liquidation Event"), thereby triggering payment of the liquidation preferences described above.

Except with respect to certain protective provisions, the holders of Preferred vote together with Common stock on all matters on an as- converted basis. So long as ten (10%) percent, of Preferred Units are outstanding, in addition to any other vote or approval required under the Company's Charter or Bylaws, the Company will not, without the written consent of the holders of at least 51% of the Company's Preferred Units, either directly or by amendment, merger, consolidation, or otherwise: (i) liquidate, dissolve / wind-up the affairs of the Company, or effect any merger or consolidation or any other Deemed Liquidation Event; (ii) amend, alter, or repeal any provision of the Certificate of Incorporation or Bylaws in a manner adverse to the Preferred Units; (iii) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security, having rights, preferences or privileges senior to or on parity with the Preferred Units, or increase the authorized number of shares of Preferred Units; (iv) purchase or redeem or pay any dividend on any capital stock prior to the Preferred Units, other than units repurchased from former employees or consultants in connection with the cessation of their employment/services, at the lower of fair market value or cost; other than as approved by the Board; or (v) create or authorize the creation of any debt security if the Company's aggregate indebtedness would exceed $250,000 other than equipment leases or bank lines of credit unless such debt security has received the prior approval of the Board of Directors; (vii) create or hold membership interests in any subsidiary that is not a wholly-owned subsidiary or dispose of any subsidiary stock or all or substantially all of any subsidiary assets; or (vii) increase or decrease the size of the Board of Directors.

In the event that the Company issues additional securities at a purchase price less than the current Preferred Units conversion price, such conversion price shall be adjusted in accordance with the following formula: "Typical" weighted average: CP2= CP1*(A+B) / (A+C) CP2=Preferred Unit Conversion Price in effect immediately after new issue. CP1=Preferred Unit Conversion Price in effect immediately prior to new issue. A=Number of units of Class A and Class B units deemed to be outstanding immediately prior to new issue (includes all shares of outstanding Class A and Class B units, all units of outstanding preferred units on an as-converted basis, and all outstanding options on an as-exercised basis; and does not include any convertible securities converting into this round of financing). B=Aggregate consideration received by the Corporation with respect to the new issue divided by CP1C=Number of membership units issued in the subject transaction. The following issuances shall not trigger anti-dilution adjustment:(i) securities issuable upon conversion of any of the Preferred Units, or as a dividend or distribution on the Preferred Units; (ii) securities issued upon the conversion of any debenture, warrant, option, or other convertible security; (iii) Preferred units issuable upon a unit split, unit dividend, or any subdivision of units of Preferred; and (iv) units of Preferred units (or options to purchase such units of Preferred units) issued or issuable to employees or directors of, or consultants to, the Company pursuant to any plan approved by the Company's Board of Directors.

Each Preferred Unit will automatically be converted into Common units at the then applicable conversion rate in the event of the closing of a firm commitment underwritten public offering with a price of three (3x) times the Original Purchase Price (subject to adjustments for stock dividends, splits, combinations and similar events) and gross proceeds to the Company of not less than $30,000,000 (a "QPO"), or (ii) upon the written consent of the holders of 51%of the Preferred Units.

Unless prohibited by Delaware law governing distributions to stockholders, the Series A Preferred shall be redeemable at the option of holders of at least 51% of the Series A Preferred commencing any time after five (5) years at a price equal to the Original Purchase Price plus all accrued but unpaid dividends. Upon a redemption request from the holders of the required percentage of the Series A Preferred, all Series A Preferred shares shall be redeemed.

NOTE 7 - MEMBERSHIP OPTIONS, WARRANTS AND RESTRICTED COMMON UNITS

In December 2019, the Company's members approved its 2019 Equity Incentive Plan (the"2019 Plan"), which allows the Company to issue options to purchase common units of the Company at fair market value. As of December 31, 2020 and 2019, 550,000 and 450,000 options were granted to contractors of the Company allowing them to purchase a common membership unit at $1.50 per unit. The restricted membership unit rights have a grant date fair value of approximately $687,500 or $1.25 per unit and vest over a period of three years and one month. No new options were granted in 2021.

Membership Unit-based Compensation

The Company's membership unit-based compensation expenses recognized during the year ended December 31, 2021 were attributable to general and administrative expenses, which are included in the accompanying statement of operations.

The Company recognized total membership unit-based compensation expense during the years ended December 31, 2021 of $244,353.

Membership Unit Incentive Plan Options

The Company estimates the fair value of the unit-based option awards on the date of grant using the Black-Scholes option-pricing model (the "Black-Scholes model"). Using the Black-Scholes model, the value of the award that is ultimately expected to vest is recognized over the requisite service period in the statement of operations. The Company attributes compensation to expense using the straight-line single option method for all options granted. The Company's determination of the estimated fair value of unit-based payment awards on the date of grant under the 2019 Plan is affected by the following variables and assumptions:

- The grant date exercise price - the estimated market price of the Company's common membership units on the date of the grant;
- Expected option term - based on similar companies due to lack of historical experience with existing option holders estimated at 3 years;
- Estimated dividend rates - based on historical and anticipated dividends over the life of the option; Legal term of the option grants have legal lives of continuous employment +30 days;
- Risk-free interest rates - with maturities that approximate the expected life of the options granted;
- Calculated membership unit price volatility - calculated over the expected life of the options granted, which is calculated based on similar company experience in the same industry;
- Option exercise behaviors - based on actual and projected employee membership unit option exercises and forfeitures. The Company accounts for forfeitures as they occur.

The Company currently provides membership unit-based compensation to contractors and consultants under the 2019 Plan. There were no new membership unit options issued during the year ended December 31, 2021. The Company utilized assumptions in the estimation of fair value of membership unit-based compensation for the year ended December 31, 2021, as follows:

	December 31, 2021
Dividend Yield	0%
Expected Price Volatility	152%-159%
Risk Free Interest Rate	1.60%
Expected Term	3.08 Years

A summary of membership unit option activity under the 2019 Plan for options to contractors, for the year ended December 31, 2021 is presented below:

	Units Underlying Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at December 31, 2018	0	$0.00	
Granted	450,000	$1.50	
Exercised	0	$0.00	
Forfeited	0	$0.00	
Outstanding at December 31, 2019	450,000	$1.50	3
Granted	100,000	$0.00	
Exercised	0	$0.00	
Forfeited	0	$0.00	
Outstanding at December 31, 2020	550,000	$1.50	2
Granted	0	$0.00	
Exercised	0	$0.00	
Forfeited	0	$0.00	
Outstanding at December 31, 2021	550,000	$1.50	1
Vested at December 31, 2021	329,878	$1.50	1

As of December 31, 2021 total compensation cost related to non-vested options unamortized is $275,152 in 2021.

NOTE 8 – RELATED PARTY TRANSACTIONS

Member Payable

The Company has taken an advance from its member of $53,038 as of December 31, 2021. These advances do not have a specified maturity date, and no interest rate is specified or being charged currently. These balances had been forgiven by the Company's founder subsequent to year end.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company is subject at times to various claims, lawsuits and governmental proceedings relating to the Company's business and transactions arising in the ordinary course of business. The Company cannot predict the final outcome of such proceedings. Where appropriate, the Company vigorously defends such claims, lawsuits and proceedings. Some of these claims, lawsuits and proceedings seek damages, including, consequential, exemplary or punitive damages, in amounts that could, if awarded, be significant. Certain of the claims, lawsuits and proceedings arising in ordinary course of business are covered by the Company's insurance program. The Company maintains property, and various types of liability insurance in an effort to protect the Company from such claims. In terms of any matters where there is no insurance coverage available to the Company, or where coverage is available and the Company maintains a retention or deductible associated with such insurance, the Company may establish an accrual for such loss, retention or deductible based on current available information. In accordance with accounting guidance, if it is probable that an asset has been impaired, or a liability has been incurred as of the date of the financial statements, and the amount of loss is reasonably estimable, then an accrual for the cost to resolve or settle these claims is recorded by the Company in the accompanying balance sheet. If it is reasonably possible that an asset may be impaired as of the date of the financial statement, then the Company discloses the range of possible loss. Expenses related to the defense of such claims are recorded by the Company as incurred and included in the accompanying statement of operations. Management, with the assistance of outside counsel, may from time to time adjust such accruals according to new developments in the matter, court rulings, or changes in the strategy affecting the Company's defense of such matters. On the basis of current. information, the Company does not believe there is a reasonable possibility that any material loss, if any, will result from any claims, lawsuits and proceedings to which the Company is subject to either individually, or in the aggregate.

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2021.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 10 – SUBSEQUENT EVENTS

Legal Entity Classification Reorganization

On January 1, 2022, the Company converted from an LLC to a C corporation and, as a result, became subject to corporate federal and state income taxes (see Note 1).

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $5,000,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $5,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. As of April 22, 2022, the Company had raised a growing total of approximately $2,700,000

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through April 15, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.

 **Republic**

Company Name	Unbanked

Logo



Headline   Connecting DeFi and cryptocurrencies to banks, cards, and other legacy finance

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Slides



Tags   Blockchain, Fintech, SAAS, Payments, Crypto, Subscription, $1M+ raised, $10M+ revenue, Startups, Coming soon

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Pitch text

Summary

- A global neo-bank platform built on blockchain technology
- VISA FastTrack Enablement partner for B2B Card Issuing & Program Management
- Bank accounts are available in over 200 countries & territories
- Audited revenue: $1.7M in 2019, $9.3M in 2020, $20M forecasted in 2021
- 2 previous oversubscribed rounds—totaling $1.4M raised

- Blockchain- and cryptocurrency-agnostic
- Over 10 white label customers including Paxful, Nexo, Litecoin Foundation

Problem

Banking technology is decades out of date

After 50 years using the same technology, consumers expect more than traditional banks can offer. People have become accustomed to the ease of use of modern tech-enabled service platforms; in comparison, banking tech is slow and expensive, and setting up an account is far from easy.
Cryptocurrencies and DeFi are rapidly disrupting the legacy finance ecosystem. They are bringing about a paradigm shift in finance—just as the internet did with communication and commerce. **It's the fourth industrial revolution!**

Solution

A global neo-bank platform built on blockchain



Introducing a new kind of banking experience that empowers everyone to participate in the financial system—whether they choose to work with a legacy institution, or take complete control by becoming their own custodian of blockchain-based assets.

Our platform puts mobile digital banking first; and, with blockchain technology, we're able to provide a better, cheaper, faster experience.

Choose your own financial experience
Go beyond the traditional "off the shelf" approach to modern banking, and take advantage of a suite of crypto-enabled financial products and features that meet (and exceed) the needs of your life.

Modern solutions for modern problems

Blockchain is more than just a buzzword—it's a real solution for an outdated system of fees and slow payments that impact each consumer. By utilizing this cutting-edge technology, Unbanked is able to help you reduce processing times and keep more of your money.

Use digital currency in real-time

From depositing and spending your digital currencies, to sending payments anywhere in the world, Unbanked puts the control back in your hands—without the need for an intermediary.

Seamlessly convert fiat to crypto

Want to buy crypto? Simply send USD to your Unbanked bank account via wire, ACH, or credit card. You can then purchase currencies like Bitcoin and Ethereum and settle to your self-custodial wallet. **Your keys, your crypto!**

Product

Get Unbanked

Unbanked offers a suite of financial products designed to give your cryptocurrency real-world utility. Whether pairing with one of today's leading payment digital payment platforms like Apple Pay, or swiping your card in person at one of the millions of supported locations worldwide, Unbanked puts your money back in your hands.



BANK ACCOUNTS

Bank without borders. Our globally accessible accounts make spending, domestic and international money transfers, crypto purchases, and crypto sales more convenient than ever. Available in over 200+ countries.



DEBIT CARDS

Get a virtual and physical card to transact with your crypto in the real world and, at the same time, eliminate excessive deposit, exchange and transaction fees. (Currently for US residents only. Additional countries coming soon.)



GET REWARDS

Earn up to 6.38% in rewards when you spend your crypto.



BUY, SELL, & SEND CRYPTO

No more hidden fees and confusion caused by exchanges. Get the best available rate when you buy and sell digital currencies through Unbanked.

Blockchain- and token-agnostic

Fund in multiple currencies



Integrated with

  

How the Unbanked BlockCard works

You can pair your card with Apple, Google, or Samsung Pay to make payments or swipe normally. You can also fund your card with cryptocurrency, an Unbanked bank account, or at thousands of retailers worldwide like Walmart, Walgreens, and 7-11.

TRY BLOCKCARD NOW

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1. REGISTER - US Residents can register at Unbanked.com (*$10 Bonus for all Republic Customers*).

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2. DEPOSIT - Make a cryptocurrency deposit of over $100.00.

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3. PASS KYC - Fill in your KYC details and you will instantly get a response (*No Waiting!*).

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4. START SENDING - On passing KYC, you will immediately get a virtual card to use while your physical card is mailed to your address!

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CLAIM YOUR $10 BONUS NOW

Unbanked's Intuitive Bank Accounts

A better kind of financial experience
Unbanked's Intuitive Bank Accounts empower global citizens with a globally-supported, crypto-friendly financial instrument that tracks everything from spending and purchasing to transfers and beyond.

Borderless transfers
No matter if you're sending money to a friend across the city or someone across the world, Unbanked makes it better, faster, and cheaper to send money whenever (and whenever) you need it.

Link with your BlockCard

Whether you're transacting online or offline at one of the millions of locations around the world, the Unbanked Bank Account gets even more powerful when you link it with the BlockCard. You can even get up to 6.38% on all your purchases.

Crypto purchases, done better

Purchase BTC, ETH, and TERN directly from your bank account to your self-custodial wallet with no hassle. We will even aggregate prices across multiple exchanges to help you find the best price. Most important, we settle the purchase to your self-custodial wallet so you're always in control.

Your currency when you need it

Unlike other platforms that make you wait days or weeks for access to your crypto purchases, Unbanked offers near-instant settlements of them to your self-custodial wallet.

Traction

5x YoY revenue growth

Operational milestones
—

- Debit card issuance is live in all 50 states, 31 countries in EEA (imminent) as well as LATAM.
- **1 of only 12** VISA Fast Track Enablement Partner for Card Issuance and Program Management. Only one with a crypto focus.
- Global crypto wallet services enabled, accepting 14 cryptocurrencies
- FDIC insured global bank accounts with wire, ACH, and Plaid integration. Supporting **over 200+ countries/territories.**
- More than 10 organizations are white-labeling our platform.
- Registered with FINCEN and SEC in the US.

Notable customers & partners



Unbanked is one of only 12 Visa Fast Track Enablement Partners for card issuance and program management in the United States.   We are the only crypto centric provider. Visa sends us deal flow for some very well-known startups (currently under NDA) and Unbanked manages their programs.

SOME OF OUR WHITELABEL CUSTOMERS

      

5M CUSTOMERS   **1.5M CUSTOMERS**   **1.5M CUSTOMERS**

Revenue

Unbanked's highest revenue month thus far is April 2021, at **$2.06M.** Our company cash flow doubled from January 2021 to May 2021. At this pace, we are forecasting $20M+ for EOY 2021.



Unbanked's highest revenue month thus far is April 2021:
$2.06m Company cash flow has doubled from January to May.



Customers

Scaling to support millions of customers

Our team is planning to scale Unbanked significantly in the coming years, and be able to support tens of millions of customers globally. This will be through a combination of direct-to-consumer programs and business-to-business programs.

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Consumers

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B2B partners
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We work with some of the leading blockchain-based companies in the industry including the Litecoin Foundation, Paxful, Nexo, StormX, and many others. Enabling these great organizations to white-label our platform gives their customers real-world utility over digital assets.

Charlie Lee is the founder of Litecoin. You can listen to him talk about the Unbanked powered Litecoin Card here:



Charlie Lee [LTC⚡] ✔ @SatoshiLite · 10m

Litecoin Card is now open to all US residents! Sign up at litecoin-card.com today and get your 💳 #LitecoinCard so you can #PayWithLitecoin everywhere Visa is accepted. 😲🚀

* Chikun figurine not included 😌



💬 18   🔁 59   ❤️ 206   📤

Business Model

Using economies of scale to fuel revenue growth

B2C		Monthly	Fx	Interchange
B2B2C		SaaS model		Rev Share

Unbanked shares in all fees generated from the users who interact with our platform either through our card programs, bank accounts, or our white-label partnerships who pay a licensing fee in addition to the sources below. Typically it is a combination of factors.

While fees help us make money, we want to keep them low—and rather use economies of scale to make money from our customers. Our philosophy is: a smaller piece of a bigger pie.

BLOCKCARD CARD FEES

———

Monthly Subscription Fee: $5.00 unless you spend $750.00 or more - *then it's free!*

PIN Transaction Fee (Domestic):	$1.00	ATM Balance Inquiry Fee (Domestic):	$0.50
PIN Transaction Fee (Int'l):	$2.00	Card Fee:	$10.00 Plastic / $50.00 Metal
ATM Cash Withdrawal Fee (Domestic):	$3.00	Card Replacement Fee:	$10.00 Plastic / $50.00 Metal
ATM Cash Withdrawal Fee (Int'l):	$3.50	Account Closure/Balance Refund Fee:	$10.00

Fees are subject to change at any time.

Interchange fees

Credit card companies like VISA have negotiated interchange fees with merchants. These typically range between **1–3% of the consumer's purchase**. Unbanked shares in these interchange fees that the merchants pay; so, as the spend increases on the platform, the total revenue generated from fees does as well.

Purchase crypto spread

When users convert dollars to cryptocurrency we don't charge fees but can make money on the spread, between **0.5%–3%** depending on the asset. We can achieve this through the aggregation of multiple markets while keeping the customer's price competitive.

Future fees

We expect to have other revenue streams as part of our roadmap as we release products such as **remittances, borrowing, and lending, as well as larger margins that come with scale.** We plan to focus on marketing our product innovation, user experience, and competitive pricing to drive growth and profitability.

Market

This is asymmetrical warfare—and the opportunity size is in the trillions

We are taking the antiquated ACH and Wire payment system that is closed-loop and opening it up to the blockchain rails—where payments are cheap and fast.



CRYPTO

———

$1.5 TRILLION



MONEY HANDLERS

———

$1.2 TRILLION



BANKS

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TRILLIONS

Cryptocurrency adoption is rapidly increasing (hitting a **market cap over $2T dollars and forecasting 221M users this year**), but the market is still in its infancy. In order to get the next 500M people interacting with crypto, they need tools they're familiar with—like bank accounts and debit cards.

Competition

Competitive analysis

Unbanked is often compared to other crypto card companies, but our product is so much more than that.

Like traditional banks, we offer bank accounts that hold cash and debit cars for spending; but like crypto companies, we enable those bank accounts to buy and withdraw crypto, or to use that crypto and spend it on a debit card.

Our long-term vision is more competitive with Revolut or Coinbase, but with a B2B focus: enabling other companies to have their own crypto-friendly fintech offerings to their customers, including cards and bank accounts.

Revolut raised $880M at a $33B valuation in July of 2021. Coinbase did a direct listing on NASDAQ in 2021 at a valuation of $85B. Both are strong in their industry focus, but each have built walled gardens and do not have the white-label flexibility that Unbanked has built.


BINANCE
crypto.com
GEMINI
coinbase
BlockFi
bitpay
UNBANKED
PayPal
Cash App
Revolut
Crypto Centric
CHASE
WELLS FARGO
WESTERN UNION
dave
chime
BANK OF AMERICA
Banking & Payments Centric

Vision

Planning for the future

With a successful raise, we will increase our marketing spend and aggressively grow our customer base.   We will also enter into as many global markets as possible. This includes EU, LATAM, APAC, EMEA, Canada, and others. Doing it properly means collaborating with regulators and ensuring we adhere to local laws.

Roadmap

We also have an ambitious roadmap of new products and services we intend to bring to the marketplace. Some of these include:

WHAT'S COMING IN THE NEXT 2 YEARS!



- Apply for **Bank License Charter**
- **Lending and Borrowing** - both DeFi and CeFi
- Tiered Card offerings - **Debit Card**
- **Credit Card** with **Crypto Rewards**

UNB

- **Sell Crypto** function (convert crypto assets to your bank account)
- **Buy or hold most any crypto asset** via dashboard and store within Unbanked dashboard
- **Multi-language support** of the Unbanked user interface
- **Expansion of Crypto Rewards program** - both Debit and Credit Cards
- **Direct issuance** of card programs **in the EU** by becoming **EMI issuer**
- **Expansion** of card programs for residents **in the EU, LATAM, APAC, EMEA**

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- Introduction of **Self-custodial wallet s**upport in mobile app. Start with **iOS,** expand to **Android**
- **Bill Pay** with FIAT or Crypto
- **Business Bank Accounts**
- Launch of at least **10 new** white-label partner **card programs**
- **Purchase crypto** assets with credit/debit card
- **DeFi** lending/borrowing **protocol**

UNBANKED
Payment Addresses
GEORGE WORRELL

- Unbanked **Public Profile** for accepting **crypto payments**
- Expansion into **NFT** space

Whew, that's a lot!

Use of company funds

- Marketing
- New hires
- Regulatory/Legal
- Building new products/services
- Expanding geographic reach

Investors

$1.4M raised to date

Unbanked has raised approximately $1.4M to date. Both of our previous rounds have been **oversubscribed**. Our last round was held on Republic where it hit the **cap of $1,070,000 from over 3,700 investors.**

Hear from previous investors!

Founders

A mission to transform financial access and control

Unbanked was founded in 2018 by Ian Kane and Daniel Gouldman with a simple mission: Give customers a better, faster, and cheaper way to transact value with one another, no matter if they were across the street or across the world. The founder's belief that financial access and control is a human right that can be enabled through the blockchain led them to rebel against the status quo which has plagued traditional banking for years.

Ian Kane



🖥 **Watch:** Ian Kane, How does Unbanked make money?

🖥 **Watch:** Ian Kane, What do the next 3 years look like?

Daniel Gouldman



📺 **Watch:** Daniel Gouldman, What have the last 3 years looked like?

📺 **Watch:** Daniel Gouldman, Who are we? What is our mission?

Team			
	Ian Kane	Co-founder	
	Daniel Gouldman	Co-founder	
	Keith Johnson	GM	
	Corey Ballou	CTO	
	Anne Blanchard	Head of HR	
	John DeRussy	Director of Finance	

Perks

FAQ

Where can I find Unbanked's previous Republic Campaign?	You can find that here: https://republic.com/ternio. The round was done via a Reg-CF filing and was oversubscribed, raising $1,070,000 (the legal limit at that time).
What is Ternio?	The company previously went by the name Ternio before rebranding in May of 2021. Ternio, LLC is still the legal holding company, but moving forward all marketing/branding will be under Unbanked. You can watch a video on the rebrand here: https://www.youtube.com/watch?v=CQGEWFV3veU You can read about the rebrand here: https://www.prnewswire.com/news-releases/ternio-and-blockcard-converge-and-rebrand-to-help-consumers-become-unbanked-301293874.html
How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

UNBANKED, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Unbanked, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $115,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount

by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

        (ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

        (b)   **Liquidity Event**.

        (i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

        (ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

        (iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

        Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

        (c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to <u>Section 1(a)</u> or <u>Section 1(b)</u>; or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to <u>Sections 1(b)</u> or <u>1(c)</u>.

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Class A Common Stock, Class B Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company; and

> (ii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Class A Common Stock**" means Class A common stock, par value $0.0001 per share, of the Company.

"**Class B Common Stock**" means Class B common stock, par value $0.0001 per share, of the Company.

"**Common Stock**" means Class A Common Stock and Class B common stock, as applicable, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $5,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to <u>Section 1</u>.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g) The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6.   *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Atlanta, GA. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

UNBANKED INC.
By:
Name: Daniel Gouldman
Title: Co-Chief Executive Officer
Address: 3010 Haven Reserve, Alpharetta, GA 30004, United States
Email: daniel@unbanked.com

INVESTOR:
By:
Name:

Exhibit A- *Nominee Rider and Waiver*

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by Unbanked, Inc. (the "**Security**"), to receive all notices and communications on behalf of the Investor, cause the Security or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian, and, to the extent the Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of Unbanked, Inc. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the purchasers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, using the last known contact information of such Investor.

The "**Term"** the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's personally identifiable information for these purposes during the Term and Investor acknowledges that the use of such personally identifiable information is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **NOMINEE:**

                                                 Republic Investment Services LLC

By: By:
Name: Name: Youngro Lee, CEO
Date: Date:

COMPANY:

Unbanked, Inc.

By:
Name:
Date:

EXHIBIT D

Video Transcript

The Unbanked Company Story

My name is Ian Kane. I'm Daniel Goldman, Keith Johnson. I'm Corey Blue. I'm Anne Blanchard. At Unbanked, we believe that financial access and control is a fundamental human right, best empowered by the blockchain. We're bridging the world of crypto and digital currencies to the traditional banking and fintech systems that are out there and infrastructure that are already exists. We're talking about the concept of how you can gain back control of your funds and no longer have it sitting with some central intermediary.

I am actually from a third world country, and I know the benefits of what Unbanked is doing and, and not having, uh, a basic, you know, bank account in, in some countries is sort of alarming. So, what makes Unbanked special is the fact that we are able to bridge the connection between the crypto world of blockchain, to the one and a half trillion dollar marketplace to traditional legacy systems like debit cards, bank accounts. We're Visa's fast track enablement partner. We deal in crypto currency, but we deal in traditional financial products.

I think what if things that make us most unique is our ability to take our technology and empower other companies within the crypto ecosystem to get all the same benefits from our cards, our bank accounts, our 24/7 customer support and our compliance team. It's an important solution that we're offering. So that in and of itself keeps me going, really building products that delight people, that excite people and that are really are meaningful. What gets me out of bed in the morning is knowing that Unbanked has the opportunity to be a billion dollar company.

We're very focused on continuing to build our footprint, and build a global platform that empowers tens of millions, not billions of people all across the world, to have more control over the way they send, receive, or spend money. The mission of Unbanked is to globally empower everybody to be able to get on a platform, share, trade, spend, earn without some overarching global authorities trying to nickel and dime them. There's a global economy, and there are billions of people who are not able to participate in that global economy simply because they don't have the access. And that right there is the biggest problem.

Everyone will be able to choose to be their own bank. Every bank and every financial services company is gonna have to fight to have that customer Unbanked is going to change banking for hundreds of millions of people across the world, using blockchain technology.

Solution section: Daniel Gouldman - Unbanked - Who are we? What is our mission?

I'm Daniel Gouldman, I'm the CEO and co-founder of Unbanked. I think our mission is very unique because we want to build of course transformative products; but we believe that financial access and control is a fundamental human right. And for the first time in history, people can actually custody their own funds because of blockchain technology and cryptocurrency – and when we say cryptocurrency, people usually hear Bitcoin, but in fact, it's beyond that. The world's most traded cryptocurrency is the digital dollar. So, banks are going to have to compete for everyone's business. It's going to blur the lines as to geography. It's going to connect people financially. It's going to allow for the concept of somebody to be unbanked. I think that concept goes away because everyone will be able to choose to be their own bank; and then every bank and every financial services company is going to have to fight to have that customer. And we certainly think we're well positioned to be able to provide those services.

Traction section: Daniel Gouldman - Unbanked - What have the last 3 years looked like

I'm Daniel Gouldman. I'm the CEO and co-founder of Unbanked. The past three years was a labor of love. It was a lot of work. The co-founders didn't take salaries for two years because we were so committed and determined to do what we needed to do to build the company, to make it successful. You start with an idea, and then you really have to build a product; and you have limited resources, and then you have to find a way to turn that product into a business. And the product market fit has to set in. And then you not only then have a business, you need to make it a successful business. Well, fast forward three and a half years later, as an American company proudly, we've gone from couple of people to now 47, and we did $9.3 million in revenues last year. We already exceeded that in the first five months of this year. Business is very solid and it took a lot of work and it's been a labor of love; but frankly, I couldn't imagine doing anything different.

Corey Ballou - Unbanked - Can the Unbanked platform support millions of customers

I'm Corey Blue. I'm the CTO at Unbanked. The Unbanked platform can support millions of customers, and we're actually working on improving upon that by doing some optimization and tuning so that we can take our platform to the next level. We're working internally on some very low-level enhancements so that we can scale horizontally. We are more than happy with our performance on the Visa network and other networks.

Customers section: LITECOIN Card - A Message From Charlie Lee

Hey, guys. I'm just doing a quick video to talk about the Litecoin Card. This is a product we partnered with Ternio on. You've been asking for this for years and it's finally out. Check it out. I have my Litecoin Card right here. So we went with a nice, simple, all-white design. Hope you guys like it. How this works is that it's just like a normal credit card, except all your purchases are paid for with Litecoin; so your funds stay in Litecoin until the point of sale. And now you can spend Litecoins wherever Visa is accepted. Man, that feels pretty good saying that.

Litecoin Card is only available in the US right now; but we're working on support for other countries, so stay tuned. We're also working on adding integration with Litewallet. So Litewallet is the Litecoin wallet that Litecoin Foundation worked on, for Android and iOS. You will be able to use Litewallet to register and order your card, check your balances on your card, and even send LTC to your card from your Litewallet. We hope to launch this very soon, and that's it. Get your very own Litecoin Card at litecoin-card.com and go out there and pay with Litecoin. Thank you.

Business model section: Ian Kane - Unbanked - How does Unbanked make money

My name is Ian Kane, I am the co-founder of Unbanked.

At Unbanked, we make money two ways, both from our consumer programs as well as our B2P partnerships that are facilitated through either the bank accounts or cards that we offer to our customers. We want to use economies of scale in order to create value versus nickel-and-diming our customers.

On the consumer side, we want to give customers choice as to how they interact with our products. The thing about finance is that it's very personal, and customers need that level of choice in order to feel comfortable about how they interact with it on a daily basis.

On the B2B side, our customers want flexibility. They want to be able to create a program that makes the most sense for them. By aligning interests and giving our partners flexibility, we're able to generate revenue over the long term and do so in a way where it aligns interests versus nickel-and-diming our customers over every little fee or transaction they make.

Keith Johnson - Unbanked - What countries do you support

Keith Johnson. I'm the vice president and general manager. Today, our solutions support North America for our card products. We're planning a launch in EU later this year. We are also going be getting into South America, Canada; and then after that second half of 2022, we'll be in Asia and then in some parts of Africa. So we're, we're gonna be global. Right now, our card products are North America; but our banking products specifically actually supports over 200 countries. If you're not on the OFAC sanction list, we can offer you a checking account today that's FDIC insured.

Vision section: Ian Kane - Unbanked - What do the next 3 years look like

My name is Ian Kane. I am the co-founder of Unbanked. You know what I will tell you is that I firmly believe that we're building a multi-billion dollar company here at Unbanked. Our focus for the near future is going to be continued rollout of our bank accounts and our cards to other locales around the world. It's going to be the EU, Latin-America, APAC, EMEA, Canada – basically giving the benefits of our technology to as many consumers as possible.

We're also going to focus very heavily on the DeFi side of things, creating more products that are complementary to our existing cards and bank accounts. I firmly believe that we are going to a platform that services tens of millions of people across the world. And when people of Unbanked, they're going to be thinking of us as the defacto solution for converting in or out of digital currency, as well as sending or spending money. I think we only have greatness ahead of us.

Investors section: Why Unbanked?: Featuring Global Millennial Capital VC, Raymond Brown

Hey, Raymond, man. Thanks for joining me today.

Hey, glad I could be here.

Yeah. So listen, we're doing this, these videos, really kind of two minutes. We want potential Republic investors to meet our previous investors, and really just get a sense from them as to why they invested, what they liked about Unbanked, and all that great stuff. So, to get started today, how did you hear about Unbanked?

Yeah so, first things first, Jobs Act 2016. I kind of did research to see exactly what was the most high potential earning asset class, and it was startups. So I went over republic.co. I think at the time your company was trending; and I thought crypto was an amazing potential, especially for the earning potential could have in the future. So going to republic.co, kind of seeing your company trending, was how I kind of identified your company.

Nice man. And so obviously we're big into the, the blockchain and, and crypto space. What makes you bullish on crypto and, and just blockchain as a whole or as an industry?

Yeah. So as you know, it's in its trillions market cap cryptocurrency right now. And I think everyone is trying to find different asset classes to put their money in, to kind of have a higher, better interest than their regular bank account, right, 0~0.2 interest rate. And I think with cryptocurrency, it's, to me, it seems untapped, right? I think there's a lot of different startups that are creating unique applications to kind of take advantage of what crypto is doing right now. What, what it really means is people want to have the opportunity to do what they want with their money; and with Unbanked, I think they're gonna have the opportunity.

Absolutely, man, we're, we're working hard over here. As you know, we're, we're raising capital. This, this video is gonna be on our Reg A+ plus capital raise; but you actually participated before in, in our reg CF. So why did you invest in, in Unbanked previously?

Yes. So it was a couple of things. One, I think you were probably one of the best companies on the platform at that time. One, the valuation seemed extremely fair. You're already profitable; the team had a lot of senior knowledge in the space. And also, I think what you all were offering wasn't something I'd really seen just yet. I think having the ability to take your crypto, converting it to another, a coin and being able to spend it on a Visa debit card over hundreds and hundreds of merchants was really, really attractice to me. And also you already being profitable with very minimal funding – I thought that was super awesome. So the name, I think that you all being in a space where it was really, really growing and accelerating with very little funding was really, really important. Also being profitable with this already being a startup was really impressive.

Well, appreciate the, the kind words. You know, we've obviously we've grown a lot, right? I think when you were involved the, the valuation was about 15 million and now we're, we're north of a hundred million. So, we've grown significantly in the, the past, past few months. Last question I'll leave you with today is what do you think the future holds for Unbanked?

Yes. So, I think for Unbanked and crypto as a whole, the sky is the limit, right? I mean, no one's really carrying cash anymore, everything is pretty much digital. If we're able to give the power back to the people and allow them to spend on things that they wanna spend it on throughout the world, I think the potential is unmatched. I think that having a company that is able to use not sniffling amount of funds, but just enough funds to kind of grow their company in an exponential way, and they could do that with very little funding, I think that has been making for a great potential company. And there's a lot of money in the VC space right now. So I think potentially possibly a IPO or even a very, you know, expensive acquisition, because you all are proving that there is a proven product market fit because you're able to do things that a lot of companies can't do with 5X the money that you all raised so far. So I think that there is a lot of upside potential for your company, from my, you know, personal experience investing in over a hundred startups and seeing how much you all have grown in just a few months with little funding you have and already being profitable. I think you are positioned to be very successful.

Raymond, I couldn't have said it better myself. So I appreciate you, you joining me today just telling the other potential investors on the Republic page a bit about your experience. And, you know, I echo the sentiment that I only see great stuff ahead. So just wanted to say thank you for, for joining me today and again, sharing your, your thoughts with everybody.

Yes. I look forward to your next round and I'll definitely be investing again. Thank you. Thanks.

Why Unbanked?: Featuring MySwimPro CEO, Fares Ksebati

Fares, welcome man. Hey, what's going on? Thanks for having me. Absolutely, man. Listen, as you know, we're doing these videos for our Republic page, basically allowing other potential Republican investors to get a sense as to who were investors that participated in our previous round; and you created one of the best explainer videos on our last campaign page. So, I had to bring you back and just invite you, invite you to the, the virtual show today.

Of course. Yeah. Happy to help in any way I can.

Nice man. So, let's get into it right away. How did you hear about Unbanked? Yeah, so I've been, actively investing in early-stage companies. And I started this not too long ago, but I was actually looking at different deals, and you guys actually popped up under the old name actually. And I, I was on Republic's website and I was just scrolling through the concept, caught my attention, just, you know, the way the world is moving when it comes to crypto, decentralized finance, and all that, all that good stuff. So I was intrigued. I looked at the campaign page. I did a little bit more research, checked out your LinkedIn, you know, what does the team look like? And I decided to take the plunge, make some investment.

That's awesome, man. Well, well we very much appreciate it here at Unbanked, formally by the name of Ternio. So what makes you bullish on blockchain and the crypto industry as a whole?

Yeah, I think this is the way the world is moving. It's, it's sort of like the, the ship is on stoppable at this point. Maybe this wasn't the case, you know, five, six years ago; but I think at this point, whether it's decentralized finance or, you know, being able to have, you know, transactions move the way that they can, where maybe this technology didn't even exist before – I think the market is just going in that direction. And I think you guys have positioned yourselves to, to be riding that trend and you've been doing a really good job at that. So I think this is where the world is going, may as well, hop on the ship and not try and swim against the current.

Listen, man, I, I couldn't agree more. We're, we're both drinking the, the blockchain and crypto Kool-Aid. Why, why did you invest in, in Unbanked previously? What did you, what did you see?

Yeah, what I really appreciated is not only how transparent you guys were with everything that you're doing. And I think it's one thing Ian, that you were doing is, you were replying to all the different questions. There are hundreds of questions on the campaign page, and a lot of these things, you know, I had to educate myself on the market. I only had, you know, surface, –I still only have, you know, at some level, surface level knowledge; but when you wanna make an investment, you have to dig in a little bit. And what I saw was how good of a job you guys were doing, explaining not only your business, but how you guys interact with that market. And so if the market is moving in a certain direction and you guys understand how it's moving, it makes a lot of sense to be a part of that. And so that's what I saw, and I wanted to be a part of it as well.

Well, I think you're, you're spot on, man. I, I answered about 600 plus questions. And, and to your point, it, sometimes you, you bet on the company and you bet on the industry, but you also bet on the team that is, that's behind the startup. So I appreciate the kind words. Last question for you today, what do you think the future holds for Unbanked?

I think it's growing in, in market share at a very exponential rate. So there are going to be a lot of new companies and things that pop up just because, the, the trend is your friends. So there is going to be a lot of "new" that pops up; but because you have sort of an early mover advantage, you are positioned much stronger than other things to expand more rapidly and take over a bigger segment of the market. So because you guys are positioned well, I think the, the total valuation potential of the business and the number of people that can use the product offering and whatever new service that you guys could come up with, I think that's gonna be a lot bigger than it is now. So that's pretty exciting.

Fairs, man. And I, I love the saying the trend is your friend. I think I may, I may borrow that from you going forward.

Yeah, totally. The trend is your friend.

Well listen, man, I don't wanna take too much your time. I know you're a busy guy, so I just wanna say thanks very much for spending the time with me today answering these questions, and helping to educate other potential Republican investors on all the great stuff that the Unbanked team is building.

Yeah, totally happy to do it. And best of luck with everything.

EXHIBIT E

Testing the Waters Communications

 **Republic**

Company Name	Unbanked

Logo



Headline — Connecting DeFi and cryptocurrencies to banks, cards, and other legacy finance

---

Slides



Tags — Blockchain, Fintech, SAAS, Payments, Crypto, Subscription, $1M+ raised, $10M+ revenue, Startups, Coming soon

---

Pitch text

Summary

- A global neo-bank platform built on blockchain technology
- VISA FastTrack Enablement partner for B2B Card Issuing & Program Management
- Bank accounts are available in over 200 countries & territories
- Audited revenue: $1.7M in 2019, $9.3M in 2020, $20M forecasted in 2021
- 2 previous oversubscribed rounds—totaling $1.4M raised

- Blockchain- and cryptocurrency-agnostic
- Over 10 white label customers including Paxful, Nexo, Litecoin Foundation

Problem

Banking technology is decades out of date

After 50 years using the same technology, consumers expect more than traditional banks can offer. People have become accustomed to the ease of use of modern tech-enabled service platforms; in comparison, banking tech is slow and expensive, and setting up an account is far from easy.
Cryptocurrencies and DeFi are rapidly disrupting the legacy finance ecosystem. They are bringing about a paradigm shift in finance—just as the internet did with communication and commerce. **It's the fourth industrial revolution!**

Solution

A global neo-bank platform built on blockchain



Introducing a new kind of banking experience that empowers everyone to participate in the financial system—whether they choose to work with a legacy institution, or take complete control by becoming their own custodian of blockchain-based assets.

Our platform puts mobile digital banking first; and, with blockchain technology, we're able to provide a better, cheaper, faster experience.

Choose your own financial experience
Go beyond the traditional "off the shelf" approach to modern banking, and take advantage of a suite of crypto-enabled financial products and features that meet (and exceed) the needs of your life.

Modern solutions for modern problems

Blockchain is more than just a buzzword—it's a real solution for an outdated system of fees and slow payments that impact each consumer. By utilizing this cutting-edge technology, Unbanked is able to help you reduce processing times and keep more of your money.

Use digital currency in real-time

From depositing and spending your digital currencies, to sending payments anywhere in the world, Unbanked puts the control back in your hands—without the need for an intermediary.

Seamlessly convert fiat to crypto

Want to buy crypto? Simply send USD to your Unbanked bank account via wire, ACH, or credit card. You can then purchase currencies like Bitcoin and Ethereum and settle to your self-custodial wallet. **Your keys, your crypto!**

Product

Get Unbanked

Unbanked offers a suite of financial products designed to give your cryptocurrency real-world utility. Whether pairing with one of today's leading payment digital payment platforms like Apple Pay, or swiping your card in person at one of the millions of supported locations worldwide, Unbanked puts your money back in your hands.



BANK ACCOUNTS

Bank without borders. Our globally accessible accounts make spending, domestic and international money transfers, crypto purchases, and crypto sales more convenient than ever. Available in over 200+ countries.



DEBIT CARDS

Get a virtual and physical card to transact with your crypto in the real world and, at the same time, eliminate excessive deposit, exchange and transaction fees. (Currently for US residents only. Additional countries coming soon.)



GET REWARDS

Earn up to 6.38% in rewards when you spend your crypto.



BUY, SELL, & SEND CRYPTO

No more hidden fees and confusion caused by exchanges. Get the best available rate when you buy and sell digital currencies through Unbanked.

Blockchain- and token-agnostic

Fund in multiple currencies



Integrated with

  

How the Unbanked BlockCard works

You can pair your card with Apple, Google, or Samsung Pay to make payments or swipe normally. You can also fund your card with cryptocurrency, an Unbanked bank account, or at thousands of retailers worldwide like Walmart, Walgreens, and 7-11.

TRY BLOCKCARD NOW

——

1. REGISTER - US Residents can register at Unbanked.com (*$10 Bonus for all Republic Customers*).

2. DEPOSIT - Make a cryptocurrency deposit of over $100.00.

3. PASS KYC - Fill in your KYC details and you will instantly get a response (*No Waiting!*).

4. START SENDING - On passing KYC, you will immediately get a virtual card to use while your physical card is mailed to your address!

——

CLAIM YOUR $10 BONUS NOW

Unbanked's Intuitive Bank Accounts

A better kind of financial experience
Unbanked's Intuitive Bank Accounts empower global citizens with a globally-supported, crypto-friendly financial instrument that tracks everything from spending and purchasing to transfers and beyond.

Borderless transfers
No matter if you're sending money to a friend across the city or someone across the world, Unbanked makes it better, faster, and cheaper to send money whenever (and whenever) you need it.

Link with your BlockCard

Whether you're transacting online or offline at one of the millions of locations around the world, the Unbanked Bank Account gets even more powerful when you link it with the BlockCard. You can even get up to 6.38% on all your purchases.

Crypto purchases, done better

Purchase BTC, ETH, and TERN directly from your bank account to your self-custodial wallet with no hassle. We will even aggregate prices across multiple exchanges to help you find the best price. Most important, we settle the purchase to your self-custodial wallet so you're always in control.

Your currency when you need it

Unlike other platforms that make you wait days or weeks for access to your crypto purchases, Unbanked offers near-instant settlements of them to your self-custodial wallet.

Traction

5x YoY revenue growth

Operational milestones

—

- Debit card issuance is live in all 50 states, 31 countries in EEA (imminent) as well as LATAM.

- **1 of only 12** VISA Fast Track Enablement Partner for Card Issuance and Program Management. Only one with a crypto focus.

- Global crypto wallet services enabled, accepting 14 cryptocurrencies

- FDIC insured global bank accounts with wire, ACH, and Plaid integration. Supporting **over 200+ countries/territories.**

- More than 10 organizations are white-labeling our platform.

- Registered with FINCEN and SEC in the US.

Notable customers & partners



Unbanked is one of only 12 Visa Fast Track Enablement Partners for card issuance and program management in the United States.   We are the only crypto centric provider. Visa sends us deal flow for some very well-known startups (currently under NDA) and Unbanked manages their programs.

SOME OF OUR WHITELABEL CUSTOMERS







5M CUSTOMERS   **1.5M CUSTOMERS**   **1.5M CUSTOMERS**

Revenue

Unbanked's highest revenue month thus far is April 2021, at **$2.06M.** Our company cash flow doubled from January 2021 to May 2021. At this pace, we are forecasting $20M+ for EOY 2021.



Unbanked's highest revenue month thus far is April 2021:
$2.06m Company cash flow has doubled from January to May.



Customers

Scaling to support millions of customers

Our team is planning to scale Unbanked significantly in the coming years, and be able to support tens of millions of customers globally. This will be through a combination of direct-to-consumer programs and business-to-business programs.

—

Consumers

—



B2B partners

We work with some of the leading blockchain-based companies in the industry including the Litecoin Foundation, Paxful, Nexo, StormX, and many others. Enabling these great organizations to white-label our platform gives their customers real-world utility over digital assets.

Charlie Lee is the founder of Litecoin. You can listen to him talk about the Unbanked powered Litecoin Card here:

Charlie Lee [LTC⚡] @SatoshiLite · 10m

Litecoin Card is now open to all US residents! Sign up at litecoin-card.com today and get your 💳 #LitecoinCard so you can #PayWithLitecoin everywhere Visa is accepted. 😲🚀

* Chikun figurine not included 😔


litecoin
DEBIT

18 59 206

Business Model

Using economies of scale to fuel revenue growth


B2C
Monthly
Fx
Interchange
B2B2C
SaaS model
Rev Share

Unbanked shares in all fees generated from the users who interact with our platform either through our card programs, bank accounts, or our white-label partnerships who pay a licensing fee in addition to the sources below. Typically it is a combination of factors.

While fees help us make money, we want to keep them low—and rather use economies of scale to make money from our customers. Our philosophy is: a smaller piece of a bigger pie.

BLOCKCARD CARD FEES

Monthly Subscription Fee: $5.00 unless you spend $750.00 or more - *then it's free!*

PIN Transaction Fee (Domestic):	$1.00	**ATM Balance Inquiry Fee (Domestic):**	$0.50
PIN Transaction Fee (Int'l):	$2.00	**Card Fee:**	$10.00 Plastic / $50.00 Metal
ATM Cash Withdrawal Fee (Domestic):	$3.00	**Card Replacement Fee:**	$10.00 Plastic / $50.00 Metal
ATM Cash Withdrawal Fee (Int'l):	$3.50	**Account Closure/Balance Refund Fee:**	$10.00

**Fees are subject to change at any time.*

Interchange fees

Credit card companies like VISA have negotiated interchange fees with merchants. These typically range between **1–3% of the consumer's purchase**. Unbanked shares in these interchange fees that the merchants pay; so, as the spend increases on the platform, the total revenue generated from fees does as well.

Purchase crypto spread

When users convert dollars to cryptocurrency we don't charge fees but can make money on the spread, between **0.5%–3%** depending on the asset. We can achieve this through the aggregation of multiple markets while keeping the customer's price competitive.

Future fees

We expect to have other revenue streams as part of our roadmap as we release products such as **remittances, borrowing, and lending, as well as larger margins that come with scale.** We plan to focus on marketing our product innovation, user experience, and competitive pricing to drive growth and profitability.

Market

This is asymmetrical warfare—and the opportunity size is in the trillions

We are taking the antiquated ACH and Wire payment system that is closed-loop and opening it up to the blockchain rails—where payments are cheap and fast.







BINANCE
crypto.com
wirex
coinbase
bitpay

CRYPTO

$1.5 TRILLION

WESTERN UNION
MoneyGram.
WorldRemit
TransferWise
Travelex

MONEY HANDLERS

$1.2 TRILLION

CHASE
BANK OF AMERICA
citibank
WELLS FARGO

BANKS

TRILLIONS

Cryptocurrency adoption is rapidly increasing (hitting a **market cap over $2T dollars and forecasting 221M users this year**), but the market is still in its infancy. In order to get the next 500M people interacting with crypto, they need tools they're familiar with—like bank accounts and debit cards.

Competition

Competitive analysis

Unbanked is often compared to other crypto card companies, but our product is so much more than that.

Like traditional banks, we offer bank accounts that hold cash and debit cars for spending; but like crypto companies, we enable those bank accounts to buy and withdraw crypto, or to use that crypto and spend it on a debit card.

Our long-term vision is more competitive with Revolut or Coinbase, but with a B2B focus: enabling other companies to have their own crypto-friendly fintech offerings to their customers, including cards and bank accounts.

Revolut raised $880M at a $33B valuation in July of 2021. Coinbase did a direct listing on NASDAQ in 2021 at a valuation of $85B. Both are strong in their industry focus, but each have built walled gardens and do not have the white-label flexibility that Unbanked has built.


BINANCE
crypto.com
GEMINI
coinbase
BlockFi
bitpay
UNBANKED
PayPal
Cash App
Revolut
Crypto Centric
CHASE
WELLS FARGO
WU WESTERN UNION
dave
chime
BANK OF AMERICA
Banking & Payments Centric

Vision

Planning for the future

With a successful raise, we will increase our marketing spend and aggressively grow our customer base.   We will also enter into as many global markets as possible. This includes EU, LATAM, APAC, EMEA, Canada, and others. Doing it properly means collaborating with regulators and ensuring we adhere to local laws.

Roadmap

We also have an ambitious roadmap of new products and services we intend to bring to the marketplace. Some of these include:

WHAT'S COMING IN THE NEXT 2 YEARS!



Apply for **Bank License Charter**

Lending and Borrowing - both DeFi and CeFi

Tiered Card offerings - **Debit Card**

Credit Card with **Crypto Rewards**

Sell Crypto function (convert crypto assets to your bank account)

Buy or hold most any crypto asset via dashboard and store within Unbanked dashboard

Multi-language support of the Unbanked user interface

Expansion of Crypto Rewards program - both Debit and Credit Cards

Direct issuance of card programs **in the EU** by becoming **EMI issuer**

Expansion of card programs for residents **in the EU, LATAM, APAC, EMEA**

Introduction of **Self-custodial wallet s**upport in mobile app. Start with **iOS,** expand to **Android**

Bill Pay with FIAT or Crypto

Business Bank Accounts

Launch of at least **10 new** white-label partner **card programs**

Purchase crypto assets with credit/debit card

DeFi lending/borrowing **protocol**

Unbanked **Public Profile for** accepting **crypto payments**

Expansion into **NFT** space

Whew, that's a lot!

Use of company funds

- Marketing
- New hires
- Regulatory/Legal
- Building new products/services
- Expanding geographic reach

Investors

$1.4M raised to date

Unbanked has raised approximately $1.4M to date. Both of our previous rounds have been **oversubscribed**. Our last round was held on Republic where it hit the **cap of $1,070,000 from over 3,700 investors.**

Hear from previous investors!

Founders

A mission to transform financial access and control

Unbanked was founded in 2018 by Ian Kane and Daniel Gouldman with a simple mission: Give customers a better, faster, and cheaper way to transact value with one another, no matter if they were across the street or across the world. The founder's belief that financial access and control is a human right that can be enabled through the blockchain led them to rebel against the status quo which has plagued traditional banking for years.

Ian Kane



🖥 **Watch:** Ian Kane, How does Unbanked make money?

🖥 **Watch:** Ian Kane, What do the next 3 years look like?

Daniel Gouldman



🖥 **Watch:** Daniel Gouldman, What have the last 3 years looked like?

🖥 **Watch:** Daniel Gouldman, Who are we? What is our mission?

Team

	Ian Kane	Co-founder
	Daniel Gouldman	Co-founder
	Keith Johnson	GM
	Natalia Radyushkin	CFO
	Corey Ballou	CTO
	Anne Blanchard	Head of HR

Perks

FAQ

Where can I find Unbanked's previous Republic Campaign?	You can find that here: https://republic.com/ternio. The round was done via a Reg-CF filing and was oversubscribed, raising $1,070,000 (the legal limit at that time).
What is Ternio?	The company previously went by the name Ternio before rebranding in May of 2021. Ternio, LLC is still the legal holding company, but moving forward all marketing/branding will be under Unbanked.
	You can watch a video on the rebrand here: https://www.youtube.com/watch?v=CQGEWFV3veU
	You can read about the rebrand here: https://www.prnewswire.com/news-releases/ternio-and-blockcard-converge-and-rebrand-to-help-consumers-become-unbanked-301293874.html
How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.